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06010207

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of Fukuoka Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JAN 13 2006

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 1117

FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/12/06

82-1117



ARLS
3-31-05

FINANCIAL STATEMENTS
2005

Bank of Fukuoka Ltd

(ended March 31,2005)

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEETS

March 31, 2005 and 2004 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2005	2004	2005
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 3)
Assets			
Cash and due from banks (Note 16)	**¥ 266,423**	¥ 207,691	**$ 2,480**
Call loans and bills bought	**164,987**	142,779	**1,536**
Receivables under securities borrowing transactions (Note 4)	–	29,394	–
Monetary receivables bought	**64,780**	56,755	**603**
Trading assets	**3,176**	1,542	**29**
Money held in trust	–	985	–
Securities (Notes 4, 8 and 13)	**1,624,844**	1,350,126	**15,130**
Loans and bills discounted (Notes 5 and 8)	**5,031,315**	5,051,355	**46,850**
Foreign exchange assets (Note 5 and 6)	**3,930**	3,465	**36**
Other assets (Note 8)	**57,935**	74,786	**539**
Premises and equipment (Notes 7 and 8)	**135,651**	143,376	**1,263**
Deferred tax assets (Note 14)	**13,215**	35,605	**123**
Customers' liabilities for acceptances and guarantees (Note 12)	**73,594**	82,299	**685**
Reserve for possible loan losses	**(91,148)**	(101,244)	**(848)**
Total assets	**¥ 7,348,707**	¥ 7,078,919	**$ 68,430**
Liabilities , minority interests and stockholders' equity			
Liabilities			
Deposits (Note 8)	**¥ 6,561,849**	¥ 6,263,657	**$ 61,102**
Call money and bills sold	**4,832**	2,642	**44**
Payables under securities lending transactions (Note 8)	**144,454**	117,093	**1,345**
Trading liabilities	**1,262**	430	**11**
Borrowed money (Note 9)	**58,009**	74,088	**540**
Foreign exchange liabilities (Note 6)	**265**	261	**2**
Bonds payable (Note 10)	–	21,138	–
Bonds with stock subscription rights (Note 10)	**47,229**	47,410	**439**
Other liabilities	**50,919**	86,590	**474**
Reserve for employee retirement benefits (Note 11)	**813**	1,029	**7**
Deferred tax liabilities on land revaluation (Notes 7 and 14)	**35,781**	38,190	**333**
Excess of net assets acquired over cost	**75**	55	**0**
Acceptances and guarantees (Note 12)	**73,594**	82,299	**685**
Total liabilities	**6,979,088**	6,734,886	**64,988**
Minority interests	**1,259**	2,078	**11**
Stockholders' equity			
Common stock	**58,753**	58,662	**547**
Capital surplus	**37,008**	36,917	**344**
Retained earnings	**172,662**	145,549	**1,607**
Land revaluation account (Notes 7)	**52,374**	55,900	**487**
Unrealized gains of securities (Note 13)	**48,374**	45,586	**450**
Treasury stock	**(812)**	(662)	**(7)**
Total stockholders' equity	**368,359**	341,953	**3,430**
Total liabilities , minority interests and total stockholders' equity	**¥ 7,348,707**	¥ 7,078,919	**$ 68,430**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2005 and 2004 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2005	2004	2005
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 3)
Income			
Income from funds under management:			
Interest on loans and bills discounted	¥ 93,961	¥ 95,477	$ 874
Interest and dividends on securities	28,003	26,646	260
Interest on call loans and bills bought	144	30	1
Interest on receivables under securities borrowing transactions	–	0	–
Interest on due from banks	25	3	0
Interest on others	2,610	1,709	24
Trust fees	2	2	0
Fees and commissions	28,172	27,029	262
Trading income	1,351	512	12
Other operating income	7,223	6,243	67
Other income	4,189	6,760	39
Total income	165,685	164,416	1,542
Expenses			
Cost of fund-raising:			
Interest on deposits	2,559	2,541	23
Interest on call money and bills sold	64	67	0
Interest on payables under securities lending transactions	2,546	1,898	23
Interest on borrowed money	1,308	1,916	12
Interest on bonds payable	966	1,369	8
Interest on bonds with stock subscription rights	520	521	4
Interest on others	11,636	10,824	108
Fees and commissions	7,884	7,675	73
Other operating expenses	880	413	8
General and administrative expenses	73,032	76,146	680
Other expenses	19,571	18,742	182
Total expenses	120,969	122,119	1,126
Income before income taxes and minority interests	44,716	42,297	416
Provision for income taxes: (Note 14)			
Current	704	629	6
Deferred	18,063	21,712	168
	18,767	22,341	174
Minority interests	(841)	67	(7)
Net income (Note 15)	¥ 26,789	¥ 19,888	$ 249

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended March 31, 2005 and 2004 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2005	2004	**2005**
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 3)
Capital surplus			
Balance at beginning of year	¥ 36,917	¥ 36,913	$ 343
Exercise of stock subscription rights	90	3	0
Gains on sales of treasury stock	1	–	0
Balance at end of year	**¥ 37,008**	¥ 36,917	**$ 344**
Retained earnings			
Balance at beginning of year	¥ 145,549	¥ 128,732	$ 1,355
Net income	**26,789**	19,888	**249**
Transfer from land revaluation account	**3,526**	151	**32**
Cash dividends	**(3,162)**	(3,163)	**(29)**
Bonuses to directors and corporate auditors	**(40)**	(40)	**(0)**
Losses on disposition of treasury stock	**(–)**	(0)	**(–)**
Change of the scope of consolidation	**(–)**	(18)	**(–)**
Balance at end of year	**¥ 172,662**	¥ 145,549	**$ 1,607**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2005 and 2004 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2005	2004	2005
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 3)
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 44,716	¥ 42,297	$ 416
Depreciation of premises and equipment	4,805	4,983	44
Impairment losses	3,315	—	30
Depreciation of excess of net assets acquired over cost	19	27	0
Equity in income from investment in affiliates	(104)	—	(0)
Net change in reserve for possible loan losses	(10,096)	(79,967)	(94)
Net change in reserve for employee retirement benefits	(215)	10	(2)
Interest income	(124,746)	(123,868)	(1,161)
Interest expenses	19,601	19,140	182
Net (gain) loss related to securities transactions	2,385	5,843	22
Net (income) loss from money held in trust	(0)	(16)	(0)
Net exchange (gain) loss	(18)	(2,817)	(0)
Net (gain) loss from disposition of premises and equipment	1,894	1,047	17
Net change in trading assets	(1,634)	6,123	(15)
Net change in trading liabilities	832	265	7
Net change in loans and bills discounted	20,040	124,335	186
Net change in deposits	390,890	166,184	3,639
Net change in negotiable certificates of deposit	(92,697)	(55,639)	(863)
Net change in borrowed money (excluding subordinated borrowed money)	(78)	(975)	(0)
Net change in deposits with banks	(1,562)	1,372	(14)
Net change in call loans	(30,233)	(147,499)	(281)
Net change in receivables under securities borrowing transactions	29,394	(29,394)	273
Net change in call money	2,190	(52,167)	20
Net change in payables under securities lending transactions	27,360	314	254
Net change in foreign exchange assets	(464)	(1,003)	(4)
Net change in foreign exchange liabilities	3	37	0
Net change in bonds payable	(21,138)	—	(196)
Interest received	124,865	124,962	1,162
Interest paid	(19,073)	(20,359)	(177)
Bonuses to directors and corporate auditors	(40)	(40)	(0)
Other, net	(22,523)	5,561	(209)
Subtotal	347,688	(11,242)	3,237
Income taxes paid	(786)	(738)	(7)
Net cash provided by (used in) operating activities	346,901	(11,980)	3,230
Cash flows from investing activities:			
Payments for purchases of securities	(1,018,434)	(751,457)	(9,483)
Payments for purchases of stocks of subsidiaries	—	(75)	—
Proceeds from sale of securities	187,715	214,300	1,747
Proceeds from redemption of securities	558,441	561,741	5,200
Proceeds from decrease in money held in trust	985	543	9
Payments for purchases of premises and equipment	(2,049)	(1,025)	(19)
Proceeds from sale of premises and equipment	2,898	368	26
Net cash provided by (used in) investing activities	(270,443)	24,395	(2,518)
Cash flows from financing activities			
Proceeds from issuance of subordinated borrowed money	(16,000)	—	(148)
Dividends paid	(3,161)	(3,162)	(29)
Dividends paid for minority	(1)	(2)	(0)
Payments for purchase of treasury stock	(148)	(54)	(1)
Proceed from sale of treasury stock	5	2	0
Net cash used in financing activities	(19,306)	(3,217)	(179)
Effect of exchange rate changes on cash and cash equivalents	18	(84)	0
Net increase in cash and cash equivalents	57,170	9,112	532
Cash and cash equivalents at beginning of the year	207,132	198,019	1,928
Cash and cash equivalents at end of the year (Note 16)	¥ 264,302	¥ 207,132	$ 2,461

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying consolidated financial statements of The Bank of Fukuoka, Ltd. ("the Bank") and consolidated subsidiaries are prepared in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and are compiled from the consolidated financial statements prepared by the Bank as required under the Securities and Exchange Law of Japan.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

b. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Bank and all companies controlled directly or indirectly by the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank does not have any companies over which the Bank exercise significant influence in terms of their operating and financial policies.

Differences between the cost and the underlying net equity at fair value of investments in subsidiaries at the date of acquisition is amortized over a period of 5 years on a straight-line basis.

c. Trading Assets and Liabilities

Trading account transactions are the transactions in which profit opportunities arise from the differences between different markets and short-term movements in rates and other indices, including interest rates, currency exchange rates, and dealing in marketable securities. These transactions are included in the consolidated financial statements as of the respective trading dates.

"Trading assets" and "Trading liabilities" are valued as follows: securities and monetary assets are valued at market price at the balance sheet date; swaps, futures, options and other derivative transactions are valued on the assumption that they were settled at the balance sheet date.

The gains and losses on specific transactions are recorded by adding or deducting differences between valuation gains or losses at the previous balance sheet date and those at the current balance sheet date to the interest earned or paid in the current year for securities, monetary assets, etc. With respect to derivatives, the differences between the gains and losses from assumed settlement at the previous balance sheet date and those at the current balance sheet date are added to or deducted from the interest earned or paid in the current year.

d. Securities

Held-to-maturity debt securities are stated at cost or amortized cost (straight-line method).

Other securities whose market value are available are stated at the market value at the fiscal year end (cost of securities sold is calculated using the moving average method), and other non-marketable securities are stated at cost or amortized cost computed by moving-average method.

Unrealized gains and losses on other securities are included in stockholders' equity, net of income taxes.

e. Derivative transactions

Derivatives for purposes other than trading are stated at market value.

f. Premises and Equipment

Depreciation for buildings and equipment of the Bank is computed using the declining-balance method at rates principally based on the following estimated useful lives:

Buildings	3 years to 50 years
Equipment and furniture	2 years to 20 years

The subsidiaries primarily use the same method.

Costs of computer software developed or obtained for internal use are capitalized and amortized using the straight-line method for the estimated useful lives of 5 years.

g. Reserve for possible loan losses

The Reserve for Possible Loan Losses is maintained in accordance with internally established standards for write-offs and provisions:

- For credits extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation in the Commercial Law or other similar laws ("Bankrupt Obligors"), and to obligors that are effectively in similar conditions ("Substantially Bankrupt Obligors"), reserves are maintained at 100% of amounts of claims, net of expected amounts from the disposal of collateral and/or the amounts recoverable under guarantees.
- For credits extended to obligors that are not yet legally or formally bankrupt but who are substantially bankrupt, reserves are maintained at the amount deemed necessary based on overall solvency analyses, on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.
- For credit extended or obligors that are not yet legally or formally bankrupt but who are substantially bankrupt or the obligors whose credit terms are rescheduled or reconditioned and exceed the certain threshold, the Discounted Cash Flow Method (the DCF Method) are applied if cash flows on repayment of principals and collection of interest of the loan can be reasonably estimated. The DCF Method requires that the difference between the cash flows discounted by the original interest rate and the carrying value of the loan be provided as a reserve for possible loan losses.
- For credits extended to other obligors, reserves are maintained at rates derived from default experiences for a certain period in the past, etc.
- Reserves for Possible Losses on Loans to Restructuring Countries are maintained in order to cover possible losses based on the analyses of political and economic climates of the countries.

All credits are assessed by each credit origination department, and the results of the assessments are verified and examined by the independent examination department. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

Reserve for loan losses in the consolidated subsidiaries are provided by the actual write off ratio, etc.

h. Reserve for employee retirement benefits

Reserve for employee retirement benefits, which is provided for the future pension payment to employees, is recorded at the amount accrued at the end of the fiscal year, based on the projected benefit obligation and the estimated pension plan asset amounts at the end of the current fiscal year. Prior service liabilities and actuarial gains or losses are amortized mainly as follows:

- Prior service liabilities are charged to operations as incurred.
- Actuarial gains or losses are recognized as income or expenses from the following fiscal year under the straight-line method over the average remaining service period of the current employees (10 years).

i. Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at the balance sheet dates.

j. Leases

Non cancelable lease transactions are accounted for as operating leases (whether such leases are classified as operating leases or finance leases), except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

k. Hedge accounting

① Hedge accounting for interest rate risks

In order to hedge the interest rate risk associated with various financial assets and liabilities, the Bank applies the deferred method which is stipulated in "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24). The Bank assesses the effectiveness of such hedge for offsetting changes in interest rate, by classifying the hedge items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. The Bank assesses the effectiveness of such hedges for fixing cash flows by verifying the correlation between the hedged items and the hedging instruments.

The deferred hedge losses and gains recorded on the Consolidated Balance Sheet resulted from the application of the macro-hedge method based on "Tentative Accounting and Auditing Treatment relating to Adoption of 'Accounting for Financial Instruments' for Banks" (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and other instruments are controlled on a macro-basis using derivatives. These deferred hedge losses and gains on macro hedge are allocated to "Interest expenses" for 3 year period from the last term in accordance with their average remaining term.

The unamortized amount of Gross Deferred Hedge Losses under the macro-hedge method at the end of this fiscal term was ¥7,417 million.

②Hedge accounting for foreign exchange risks

The Bank applies the deferred method of hedge accounting to hedge foreign exchange risks associated with various foreign currency denominated monetary assets and liabilities as stipulated in "Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit

Committee Report No.25). The effectiveness of the currency-swap transactions, exchange swap transactions and similar transactions hedging the foreign exchange risks of monetary assets and liabilities denominated in foreign currencies is assessed based on comparison of foreign currency position of the hedged monetary assets and liabilities and the hedging instruments.

Deferred hedges based on one-to-one hedges are applied to certain assets and liabilities of the Bank.

L. Income taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

M. Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such appropriations. See Note 21.

N. Cash and cash equivalents

Cash and cash equivalents consist of cash and deposits with the Bank of Japan which are included in "Cash and due from banks" in the consolidated balance sheets.

2. Changes in Accouting Policies

Accounting Standard for Impairment of Fixed Assets

As permitted by "Accounting Standard for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council Report, August 9, 2002)) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (Guidelines on Implementation of Business Accounting Standard No. 6, October 31, 2003) effective the fiscal year beginning April 1, 2004, the impairment accounting in accordance with the above standard and guidelines were applied. The effect of this change on operations was to increase net loss before income taxes by ¥3,315 million. In the banking industry, accumulated depreciation is directly deducted in accordance with the Bank Act enforcement regulations (Ministry of Finance Ordinance No.10 of 1982), and, accordingly, accumulated impairment losses are directly deducted from book values.

3. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥107.39 = U.S.$1, the approximate rate of exchange on March 31, 2005, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

4. Securities

Securities at March 31, 2005 and 2004 were as follows:

	(Millions of yen)	
	2005	2004
National government bonds	**¥ 506,299**	¥ 462,148
Local government bonds	**53,403**	75,269
Corporate bonds	**487,755**	320,754
Equity securities	**112,090**	103,487
Other securities	**465,294**	388,466
Total	**¥ 1,624,844**	¥ 1,350,126

Information regarding marketable securities classified as other securities at March 31, 2005 is as follows:

	(Millions of yen)		
	Acquisition cost	Carrying value	Net unrealized gain
Listed securities:			
Stock	¥ 44,007	¥ 101,385	¥ 57,377
Bonds	1,008,162	1,018,048	9,886
Others	442,359	456,535	14,175
Total	¥ 1,494,528	¥ 1,575,969	¥ 81,440

Sales of securities classified as other securities amounted to ¥188,306 million with aggregate gain and loss of ¥2,726 million and ¥852 million, respectively, for the year ended March 31, 2005.

The redemption schedule for securities with maturity dates classified as other securities at March 31, 2005 is summarized as follows:

	(Millions of yen)			
	1 year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Bonds	¥ 132,485	¥ 592,752	¥ 119,280	¥ 202,940
Others	48,501	225,201	134,673	30,367
Total	¥ 180,987	¥ 817,954	¥ 253,954	¥ 233,308

The securities include ¥1,751 million of stock of subsidiaries.

As for the securities borrowing transaction, etc, that are permitted to sell or pledge without restrictions, ¥750 million of securities was held in hand at March 31,2005.

Information regarding marketable securities classified as other securities at March 31, 2004 is as follows:

	(Millions of yen)		
	Acquisition cost	Carrying value	Net unrealized gain
Listed securities:			
Stock	¥ 44,706	¥ 94,042	¥ 49,335
Bonds	833,424	836,012	2,588
Others	359,707	384,503	24,795
Total	¥1,237,839	¥1,314,558	¥ 76,719

Sales of securities classified as other securities amounted to ¥205,887 million with aggregate gain and loss of ¥1,835 million and ¥1,140 million, respectively, for the year ended March 31, 2004.

The redemption schedule for securities with maturity dates classified as other securities at March 31, 2004 is summarized as follows:

	(Millions of yen)			
	1 year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Bonds	¥ 208,919	¥ 446,867	¥ 83,172	¥ 119,213
Others	25,105	196,702	146,733	10,191
Total	¥ 234,024	¥ 643,569	¥ 229,905	¥ 129,405

As for the securities borrowing transaction, etc, that are permitted to sell or pledge without restrictions, ¥29,516 million of securities are held in hand at March 31, 2004.

Changes in Presentation

"Law concerning the amendment of the Securities and Exchange Law" (Law No. 97 June 9, 2004) defined that equity interest in investment enterprise limited liabilities associations and associations under Civil Law and anonymous associations which are classified as investment enterprise limited liabilities associations are "securities" under the Securities and Exchange Law, and, accordingly, such equity interest which used to be included in "other assets" have been included in "other securities" effective the fiscal year ended March 31, 2005. Equity gain or loss generated by the operation of such associations are included in "Interest and dividends on securities" under the caption of "Income from funds under management" effective the fiscal year ended March 31, 2005, which used to be included in "Other ordinary income".

5. Loans and Bills Discounted

Loans and bills discounted at March 31, 2005 and 2004 included the following loans:

	(Millions of yen)	
	2005	2004
Loans to borrowers in bankruptcy	**¥ 9,224**	¥ 10,828
Delinquent loans	**83,149**	115,036
Loans past due for three months or more	**247**	680
Restructured loans	**76,835**	73,761
Total	**¥ 169,457**	¥ 200,307

Loans are generally placed on nonaccrual status when the ultimate collectibility of either the principal or interest becomes doubtful because payments have been in arrears for a certain period of time or due to other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans to borrowers in legal bankruptcy as defined in the Corporation Tax Law. Delinquent loans represent nonaccrual loans other than loans to borrowers in bankruptcy and restructured loans.

Loans past due for three months or more represent loans on which payments of principal or interest have been in arrears for three months or more, but do not meet the criteria for loans to borrowers in bankruptcy and delinquent loans.

Restructured loans are loans which have been restructured to support the rehabilitation of certain borrowers who are encountering financial difficulties, with the intention of ensuring recovery of the loans by providing easier repayment terms for the borrowers (such as by reducing the rate of interest or by providing a grace period for the payment of principal/interest, etc.), and are not classified in any of the above categories.

Notes discounted are recorded as cash lending / borrowing transactions in accordance with "Accounting and auditing treatments of the Application of Accounting Standards for Financial Instruments in the Banking Industry" (JICPA Industry Audit Committee, Report No. 24). The Bank has a right to sell or collateralize such bills at the discretion of the Bank.

Total face value of commercial bills and bills of exchange acquired through discounting amounted to ¥81,283 million and ¥87,413 million at March 31,2005 and 2004, respectively.

Line-of-credit agreements relating to overdrafts and loans are agreements which oblige the Bank to lend funds up to a certain limit agreed in advance. The Bank makes the loan upon the request of an obligor to draw down funds under such a loan agreement as long as there is no breach of the various terms and conditions stipulated in the relevant loan agreement. The unused line-of-credit balance relating to these overdrafts and loan agreements at Mach 31, 2005 and 2004 amounted to ¥1,798,511 million and ¥1,714,545 million, respectively. The amount related to overdrafts and loans with a term of one year or less or overdrafts and loans which permit unconditional cancellation at any time was ¥1,794,131 million at March 31, 2005.

As many of these contracts expire undrawn, the aggregate total of the undrawn amount does not necessarily affect the future cash flows of the Bank and its consolidated subsidiaries. Many of these contracts have stipulations that allow the Bank and its consolidated subsidiaries to turn down a loan request or reduce the amounts of the credit line if there is a change in financial conditions, a need to establish increased securities, or other similar reasons. In addition to obtaining necessary collateral (real estates, securities, etc.) at the time the commitment contract is entered into, the Bank and its consolidated subsidiaries assess the condition of the customer's business operations, and analyze other information, based on internal procedures and standards. If necessary, the contract is reviewed and revised, or additional steps are taken to secure the credit extended to the customer.

6. Foreign Exchange Assets and Liabilities

Foreign exchange assets and liabilities at March 31, 2005 and 2004 consisted of the followings:

	(Millions of yen)	
	2005	2004
Assets		
Due from foreign banks	**¥ 981**	¥ 1,020
Foreign exchange bills bought	**1,020**	419
Foreign exchange bills receivable	**1,927**	2,025
Total	**¥ 3,930**	¥ 3,465
Liabilities		
Foreign exchange bills sold	**¥ 263**	¥ 237
Foreign exchange bills payable	**1**	24
Total	**¥ 265**	¥ 261

7. Premises and Equipment

Land utilized for the Bank's business activities was revalued at March 31, 1998 on the basis prescribed in the Law Concerning the Revaluation of Land. The income tax effect on the difference between the book value and the revalued amount has been presented under liabilities as "Deferred tax liabilities on land valuation account" and the remaining balance has been presented under stockholders' equity as "Land revaluation account" in the accompanying consolidated balance sheets.

8. Pledged Assets

Assets pledged as collateral at March 31, 2005 and 2004 consisted of the follows:

	(Millions of yen)	
	2005	2004
Assets pledged as collateral		
Securities	**¥ 446,477**	¥ 315,413
Loans and bills discounted	**50,000**	304,155
Liabilities corresponding to assets pledged as collateral		
Deposits	**38,534**	29,849
Payables under securities lending transactions	**144,454**	117,093

In addition, securities totaling ¥233,052 million and ¥227,472 million were pledged as collateral for settlement of exchange and other or as variation margin at March 31, 2005 and 2004, respectively.

Premises and equipment included ¥1,943 million of guarantee money and deposits. Other assets included ¥12 million of deposit for clearing house.

9. Borrowed money

Borrowed money at March 31, 2005 and 2004 included subordinated borrowings amounting to ¥48,000 million and ¥64,000 million, respectively.

10. Bonds payable and convertible bonds

Bonds payable at March 31, 2004 represented unsecured 6.275% bonds, payable in U.S. dollars, due 2004.

Convertible bonds at March 31, 2005 and 2004 represented unsecured 1.1% subordinated convertible bonds, payable in yen, due 2007, which, unless previously redeemed, are convertible at any time up to and including September 28, 2007 into shares of common stock of the Bank at the option of the holders at a conversion price of ¥449 per share at March 31, 2004. Under the provisions of the issue, the conversion price is subject to adjustments in certain cases which include stock splits.

11. Retirement benefit plans

The Bank and subsidiaries have defined benefit plans, i.e., welfare pension fund plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

On August 1, 2003, according to the enactment of the Defined Benefit Pension Plan Law, the Bank obtained an approval of exemption from the substitutional portion of its future pension obligations by the Minister of Health, Labor and Welfare.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2005 and 2004 for the Bankís and the subsidiariesí defined benefit plans:

	(Millions of yen)	
	2005	2004
Project benefit obligation	**¥(73,416)**	¥(67,384)
Fair value of plan assets	**71,423**	63,019
(Retirement benefit trust included above)	**36,929**	32,130
Projected benefit obligation in excess of plan assets	**(1,993)**	(4,365)
Unrecognized net actuarial differences	**6,162**	6,977
Unrecognized prior service cost	**(1,117)**	(1,117)
Net liability recognized	**3,051**	1,494
(Prepaid pension cost)	**3,865**	2,524
(Reserve for employees' retirement benefits)	**¥ (813)**	¥ (1,029)

The components of retirement benefit cost for the year ended March 31, 2005 and 2004 are outlined as follows:

	(Millions of yen)	
	2005	2004
Service cost	**¥ 2,200**	¥ 2,396
Interest cost	**1,674**	1,918
Expected return on plan assets	**(2,205)**	(1,964)
Expense for prior service cost	**—**	(742)
Expense for net actuarial loss	**1,144**	2,689
Retirement benefit expenses	**2,814**	4,297
Gains from transfer of the substitutional portion of future pension obligations	**—**	(2,524)
Retirement benefit expenses	**¥ 2,814**	¥ 1,773

The assumptions used in the accounting for the above plans were as follows:

	2005	2004
(a) Discount rate:	**2.0%**	2.5%
(b) Expected return on plan assets	**3.5%**	3.5%
(c) Allocation basis of expect retirement benefits	**Fixed**	Fixed
(d) Amortization basis of unrecognized prior service cost	**Charged to operations as incurred**	Charged to operations as incurred
(e) Amortization term of unrecognized net actuarial loss	**10 years**	10 years

12. Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are included in this account. As a contra account, "Customers' liabilities for acceptances and guarantees" is shown on the assets side, which represents the Bank's right of indemnity from the applicants.

13. Net unrealized gains on securities

Net unrealized gains on securities at March 31, 2005 and 2004 consisted of the followings:

	(Millions of yen)	
	2005	2004
Gross unrealized gains on securities classified as other securities	**¥ 81,440**	¥ 76,719
Deferred tax liabilities applicable to unrealized gains	**33,056**	31,139
Unrealized gains on securities, net of the applicable income taxes before adjustment for minority interests	**48,383**	45,479
Minority interests	**17**	(6)
The Bank's interest in net unrealized gains on valuations of other securities held by affiliates accounted for by the equity method	**7**	—
Net unrealized gains on securities classified as other securities	**¥ 48,374**	¥ 45,586

14. Income Taxes

Income taxes applicable to the Bank and subsidiaries comprise corporation, enterprise and inhabitants' taxes, which, in the aggregate, resulted in statutory tax rates of 40.6 percent for 2005 and 2004.

The significant components of the deferred tax assets and liabilities as of March 31, 2005 and 2004 were as follows:

	(Millions of yen)	
	2005	2004
Deferred tax assets:		
Reserve for possible loan losses	**¥ 32,629**	¥ 33,683
Reserve for employees retirement benefits	**12,595**	12,973
Loss carry forward for tax purposes	**7,419**	27,307
Depreciation of securities	**2,488**	2,384
Depreciation expenses	**1,678**	1,611
Other	**3,993**	2,959
Subtotal	**60,867**	80,920
Valuation allowance	**(5,073)**	(4,362)
Total	**55,793**	76,558
Deferred tax liabilities:		
Unrealized gain on securities	**(33,056)**	(31,139)
Retirement benefit trust	**(8,945)**	(9,223)
Reserve for special depreciation	**(537)**	(537)
Other	**(38)**	(53)
Total	**(42,578)**	(40,952)
Net deferred tax assets	**¥ 13,215**	¥ 35,605

With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, a part of the tax basis of enterprise taxes comprises "amount of added value" and "amount of capital" from the fiscal year commenced on April 1, 2004. As a result, enterprise taxes that are calculated based on "amount of added value" and "amount of capital" are included in "General and administrative expenses" from the fiscal year ended March 31, 2005 pursuant to "Practical Treatment for Presentation of External Based-Corporate Enterprise Taxes in the Statement of Income" (Accounting Standards Board, Practical Solution Report No.12).

15. Net Income per Share

Net income per share for the years ended March 31, 2005 and 2004 was as follows:

	(yen)	
	2005	2004
Net income per share:		
Basic	**¥ 42.23**	¥ 31.33
Diluted	**36.62**	27.65

Basic income per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the diluted potential of common shares to be issued upon the convertible bonds.

16. Supplementary Cash Flow Information

Reconciliation of cash and cash equivalents

The reconciliation of cash and due from banks in the consolidated balance sheets to cash and cash equivalents in the consolidated statements of cash flows at March 31, 2005 and 2004 were as follows:

	(Millions of yen)	
	2005	2004
Cash and due from banks	**¥ 266,423**	¥ 207,691
Interest-earning deposits with other banks	**(2,121)**	(558)
Cash and cash equivalents	**¥ 264,302**	¥ 207,132

17. Leases

Lessees' Accounting

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased assets as of March 31, 2005 and 2004, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance lease transactions currently accounted for as operating leases:

	(Millions of yen)	
	2005	2004
Equipment:		
Acquisition costs	**¥ 15,499**	¥ 12,523
Accumulated depreciation	**6,116**	5,273
Net book value	**¥ 9,382**	¥ 7,249

Lease payments relating to finance lease transactions accounted for as operating leases amounted to ¥2,577 million and ¥2,237 million for the years ended March 31, 2005 and 2004, respectively. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest expense portion included in the lease payments amounted to ¥2,391 million and ¥179 million, respectively, for the year ended March 31, 2005, and ¥2,037 million and ¥125 million, respectively, for the year ended March 31, 2004.

Future minimum lease payments subsequent to March 31, 2005 for finance lease transactions accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)
2006	¥ 2,581
2007 and thereafter	7,053
Total	¥ 9,635

18. Derivative transaction

The Bank has entered into various derivative transactions in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates, interest rates and debt security prices.

Information regarding the derivative transactions outstanding at March 31, 2005 is as follows:

Interest-related transactions

	(Millions of yen)		
As of Mar. 31, 2005	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps	¥ 50,752	¥ 278	¥ 270
Receive/fixed and pay/floating	25,376	413	395
Receive/floating and pay/fixed	25,376	(135)	(124)
Interest swaptions	56,420	0	220
Sell	28,210	(288)	57
Buy	28,210	288	162
Caps	67,634	0	129
Sell	33,657	(200)	212
Buy	33,977	200	(82)
Total	–	¥ 278	¥ 620

	(Millions of yen)		
As of Mar. 31, 2004	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps	¥ 41,010	¥ 193	¥ 183
Receive/fixed and pay/floating	20,505	188	166
Receive/floating and pay/fixed	20,505	4	16
Others	38,320	0	114
Sell	19,010	(250)	62
Buy	19,310	250	51
Total	–	¥ 193	¥ 297

Note: *The derivative transactions accounted for as hedges have been excluded from the above table.*

Currency-related transactions

	(Millions of yen)		
As of Mar. 31, 2005	Notional amount	Fair value	Unrealized gain (loss)
Currency Swap	¥ 205,068	¥ 692	¥ 681
Foreign exchange contract	39,592	296	296
Sell	19,711	1,524	1,524
Buy	19,880	(1,227)	(1,227)
Currency options	28,137	(0)	26
Sell	14,068	(210)	(41)
Buy	14,068	210	68
Total	–	¥ 988	¥ 1,003

	(Millions of yen)		
As of Mar. 31, 2004	Notional amount	Fair value	Unrealized gain (loss)
Currency Swap	¥ 44,001	¥ 134	¥ 132
Foreign exchange contract	46,224	405	405
Sell	23,644	1,870	1,870
Buy	22,580	(1,465)	(1,465)
Currency options	128	(0)	(0)
Sell	–	–	–
Buy	128	(0)	(0)
Total	–	¥ 539	¥ 537

Note: The derivative transactions accounted for as hedges have been excluded from the above table.

The net amount of profit/loss or revaluation differences resulting from the hedge method is booked as a deferred hedge loss in other assets. The total amount of aforementioned deferred hedge loss before netting was ¥6,660 million and the total amount of deferred hedge profits was ¥568 million.

19. Segment Information

(a) Business Segment Information

The Bank's operation includes guarantee and credit card business in addition to banking business. As such operations are immaterial, separate segment information are not disclosed.

(b) Geographic Segment Information

The disclosure of geographical segment information has been omitted as operating income and total assets of the foreign operations constituted less than 10% of the consolidated totals.

(c) Income from International Operations

	(Millions of yen)		
	Income from international operations	Consolidated operating income	Income from international operations / Consolidated operating income
Year ended March 31, 2005	**¥ 22,372**	**¥ 165,639**	**13.5%**
Year ended March 31, 2004	**¥ 21,762**	**¥ 161,785**	**13.4%**

The disclosure of income from international operations has been omitted, as income from international operations constituted less than 10% of consolidated operating income.

20. Related Party Transactions

1. For the fiscal year ended March. 31,2005

(1) Directors and principal individual shareholders

Attribute	Name	Address	Common Stock	Title	Equity Ownership	Relationship	Transactions	Transaction Amount	Account	Balance at end of year
Director	Hidemi Ashizuka	–	–	The Bank's corporate auditor Kyushu Electric Power Co.,Inc.'s Executive Vice-President and Representative Director	–	–	Loan	¥13,803 Million	Loan	¥41,106 Million
Director	Tsuguo Nagao	–	–	The Bank's corporate auditor Nishi-nippon Railroad Co.,Ltd.'s President and Representative Director	–	–	Loan	¥1,190 Million	Loan Acceptances and guarantees	¥7,228 Million ¥423 Million

Terms and conditions of the transactions are similar to those of others.

(2) Others

There are no relevant transactions with related parties to report.

2. For the fiscal year ended March. 31,2004

(1) Directors and principal individual shareholders

Attribute	Name	Address	Common Stock	Title	Equity Ownership	Relationship	Transactions	Transaction Amount	Account	Balance at end of year
Director	Hidemi Ashizuka	–	–	The Bank's corporate auditor Kyushu Electric Power Co.,Inc.'s Executive Vice-President and Representative Director	–	–	Loan	¥5,559 Million	Loan	¥54,909 Million
Director	Tsuguo Nagao	–	–	The Bank's corporate auditor Nishi-nippon Railroad Co.,Ltd.'s President and Representative Director	–	–	Loan	¥1,250 Million	Loan Acceptances and guarantees	¥5,996 Million ¥464 Million

Terms and conditions of the transactions are similar to those of others.

(2) Others

There are no relevant transactions with related parties to report.

21. Subsequent event

The following appropriations of retained earnings of the Bank, which have not been reflected in the consolidated financial statements for the year ended March 31, 2005, were approved at a stockholders' meeting held on June 29, 2005:

	(Millions of yen)
Cash dividends (¥4.5 per share)	¥2,855
Bonuses to directors and statutory auditors	40
	¥2,895

At the Board of Directors meeting held on May 11, 2005, the Bank resolved to acquire the treasury stock under the Article 211-3-1-2 of the Commercial Law , and acquired the treasury stock on May 12, 2005 as follows;

- Kinds of stock Common stocks
- Number of shares stock 14,885,000 shares
- Total acquisition cost of stock ¥9,585,940,000

Report of Independent Auditors

The Board of Directors
The Bank of Fukuoka, Ltd.

We have audited the accompanying consolidated balance sheets of The Bank of Fukuoka, Ltd. and consolidated subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bank of Fukuoka, Ltd. and consolidated subsidiaries at March 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Additional information
As described in Note 2 to the consolidated financial statements, the Bank adopted accounting standards for impairment of fixed assets in the year ended March 31, 2005.

Shin Nihon & Co.

June 29, 2005

NON-CONSOLIDATED BALANCE SHEETS

Years ended March 31, 2005 and 2004 The Bank of Fukuoka, Ltd.

	2005	2004	2005
	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars) (Note 3)
Assets			
Cash and due from banks	**¥ 266,422**	¥ 207,689	**$ 2,480**
Call loans	**164,987**	142,779	**1,536**
Receivables under securities borrowing transactions (Note 4)	**–**	29,394	**–**
Monetary receivables bought	**64,780**	56,755	**603**
Trading assets	**3,176**	1,542	**29**
Money held in trust	**–**	985	**–**
Securities (Notes 4 and 8)	**1,625,004**	1,350,480	**15,131**
Loans and bills discounted (Notes 5 and 8)	**5,034,272**	5,054,430	**46,878**
Foreign exchange assets (Note 5)	**3,930**	3,465	**36**
Other assets (Notes 7 and 8)	**47,771**	65,030	**444**
Premises and equipment (Note 6)	**135,216**	142,894	**1,259**
Deferred tax assets (Note 19)	**10,033**	33,568	**93**
Customers' liabilities for acceptances and guarantees (Note 14)	**73,594**	82,299	**685**
Reserve for possible loan losses	**(82,977)**	(96,221)	**(772)**
Total assets	**¥ 7,346,213**	¥ 7,075,095	**$ 68,406**
Liabilities and stockholders' equity			
Liabilities			
Deposits (Notes 8 and 9)	**¥ 6,577,325**	¥ 6,277,867	**$ 61,247**
Call money	**4,832**	2,642	**44**
Payables under securities lending transactions (Note 8)	**144,454**	117,093	**1,345**
Trading liabilities	**1,262**	430	**11**
Borrowed money(Note 10)	**57,909**	74,038	**539**
Foreign exchange liabilities	**265**	261	**2**
Bonds payable (Note 11)	**–**	21,138	**–**
Bonds with stock subscription rights (Note 11)	**47,229**	47,410	**439**
Other liabilities (Note 12)	**36,666**	73,237	**341**
Reserve for employee retirement benefits (Note 13)	**440**	695	**4**
Deferred tax liabilities on land revaluation (Note 6)	**35,781**	38,190	**333**
Acceptances and guarantees (Note 14)	**73,594**	82,299	**685**
Total liabilities	**¥ 6,979,761**	¥ 6,735,303	**$ 64,994**
Stockholders' equity			
Common stock (Note 15)	**¥ 58,753**	¥ 58,662	**$ 547**
Capital surplus (Note 15)	**37,008**	36,917	**344**
Legal reserve (Note 16)	**46,520**	46,520	**433**
Voluntary reserve	**91,438**	75,480	**851**
Retained earnings	**32,344**	20,913	**301**
Land revaluation account (Note 6)	**52,374**	55,900	**487**
Unrealized gains on securities (Note 19)	**48,351**	45,592	**450**
Treasury stock	**(339)**	(195)	**(3)**
Total stockholders' equity	**366,452**	339,791	**3,412**
Total liabilities and stockholders' equity	**¥ 7,346,213**	¥ 7,075,095	**$ 68,406**

See accompanying notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years ended March 31, 2005 and 2004 The Bank of Fukuoka, Ltd.

	2005	2004	2005
	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars) (Note 3)
Income			
Income from funds under management:			
Interest on loans and bills discounted	¥ 93,543	¥ 95,071	$ 871
Interest and dividends on securities	27,957	26,606	260
Interest on call loans	144	30	1
Interest on receivables under securities borrowing transactions	–	0	–
Interest on bills bought	0	0	0
Interest on due from banks	25	3	0
Interest on interest rate swap	1,695	1,392	15
Interest on others	918	319	8
Trust fees	2	2	0
Fees and commissions	28,481	27,341	265
Trading income	1,351	512	12
Other operating income (Note 17)	2,258	1,723	21
Other income (Note 17)	4,033	6,750	37
Total income	160,412	159,755	1,493
Expenses			
Cost of fund-raising:			
Interest on deposits	2,562	2,543	23
Interest on call money	64	67	0
Interest on payables under securities lending transactions	2,546	1,898	23
Interest on bills sold	–	0	–
Interest on borrowed money	1,307	1,914	12
Interest on bonds payable	966	1,369	8
Interest on bonds with stock subscription rights	520	521	4
Interest on interest rate swap	11,512	10,477	107
Interest on others	118	342	1
Fees and commissions	9,237	8,996	86
Other operating expenses (Note 18)	821	318	7
General and administrative expenses	70,271	73,195	654
Other expenses (Note 18)	14,040	16,421	130
Total expenses	113,971	118,068	1,061
Income before income taxes	46,441	41,686	432
Provision for income taxes (Note 19):			
Current	126	100	1
Deferred	19,240	21,923	179
Net income (Note 20)	27,074	19,661	252
Retained earnings at beginning of year	20,913	8,536	$ 194
Transfer from land revaluation account	3,526	151	32
Transfer from voluntary reserve	141	90	1
Appropriations			
Cash dividends	3,171	3,171	29
Bonuses to directors and corporate auditors	40	40	0
Transfer to voluntary reserve	16,099	4,314	149
Retained earnings at end of year (Note 21)	¥ 32,344	¥ 20,913	$ 301

See accompanying notes to non-consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2005 The Bank of Fukuoka, Ltd.

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying non-consolidated financial statements of The Bank of Fukuoka, Ltd. ("the Bank") are prepared in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and are compiled from the non-consolidated financial statements prepared by the Bank as required under the Securities and Exchange Law of Japan.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

b. Accounting Policies

The accompanying non-consolidated financial statements of the Bank have been prepared on the basis of the same accounting policies as those discussed in Note 1 to the consolidated financial statements. Accordingly, the accompanying non- consolidated financial statements should be read in conjunction with Notes to Consolidated Financial Statements.

2. Change in Accounting Policies

Accounting Standard for Impairment of Fixed Assets

As permitted by "Accounting Standard for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council Report, August 9, 2002)) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (Guidelines on Implementation of Business Accounting Standard No. 6, October 31, 2003) effective the fiscal year beginning April 1, 2004, the impairment accounting in accordance with the above standard and guidelines was applied. The effect of this change on operations was to increase net loss before income taxes by ¥3,315 million. In the banking industry, accumulated depreciation is directly deducted in accordance with the Bank Act enforcement regulations (Ministry of Finance Ordinance No.10 of 1982), and, accordingly, accumulated impairment losses are directly deducted from book values.

3. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥107.39 = U.S.$1, the approximate rate of exchange on March 31, 2005, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

4. Securities

Securities at March 31, 2005 and 2004 were as follows:

	(Millions of yen)	
	2005	2004
National government bonds	**¥ 506,299**	¥ 462,148
Local government bonds	**53,403**	75,269
Corporate bonds	**487,755**	320,754
Equity securities	**112,252**	103,844
Other securities	**465,292**	388,464
Total	**¥ 1,625,004**	¥ 1,350,480

See Note 4 to the consolidated financial statements for the description of securities borrowing transaction, etc. and changes in Presentation.

5. Loans and Bills Discounted

Loans and bills discounted at March 31, 2005 and 2004 consisted of the following:

	(Millions of yen)	
	2005	2004
Bills discounted	**¥ 80,262**	¥ 86,994
Loans on bills	**474,474**	574,268
Loans on deeds	**3,762,476**	3,637,981
Overdrafts	**717,059**	755,186
Total	**¥ 5,034,272**	¥ 5,054,430

Loans and bills discounted at March 31, 2005 and 2004 included the following loans:

	(Millions of yen)	
	2005	2004
Loans to borrowers in bankruptcy	**¥ 8,623**	¥ 10,785
Delinquent loans	**82,393**	114,846
Loans past due for three months or more	**247**	680
Restructured loans	**76,835**	73,761
Total	**¥ 168,100**	¥ 200,074

See Note 5 to the consolidated financial statements for the description of these loans.

Total face value of commercial bills and bills of exchange acquired through discounting amounted to ¥81,283 million and ¥87,413 million at March 31,2005 and 2004, respectively.

The unused line-of-credit balance relating to overdrafts and loan agreements at Mach 31, 2005 and 2004 amounted to ¥1,737,655 million and ¥1,641,495 million, respectively.

See Note 5 to the consolidated financial statements for the description of the line-of-credit agreements.

6. Premises and Equipment

Premises and equipment at March 31, 2005 and 2004 consisted of the following:

	(Millions of yen)	
	2005	2004
Land	**¥ 109,833**	¥ 116,484
Buildings	**67,876**	68,206
Other	**20,235**	25,088
Total	**197,944**	209,779
Accumulated depreciation	**(62,727)**	(66,885)
Net book value	**¥ 135,216**	¥ 142,894

See Note 7 to the consolidated financial statements for the description of Land revaluation account.

7. Other Assets

Other assets at March 31, 2005 and 2004 consisted of the followings:

	(Millions of yen)	
	2005	2004
Accrued income	**¥ 13,638**	¥ 14,177
Prepaid expenses	**16**	18
Financial derivatives	**7,619**	13,123
Deferred hedge losses	**6,091**	14,796
Other	**20,404**	22,915
Total	**¥ 47,771**	¥ 65,030

8. Pledged Assets

Assets pledged as collateral at March 31, 2005 and 2004 consisted of the follows:

	(Millions of yen)	
	2005	2004
Assets pledged as collateral		
Securities	**¥ 446,477**	¥ 315,413
Loans and bills discounted	**50,000**	304,155
Liabilities corresponding to assets pledged as collateral		
Deposits	**¥ 38,534**	¥ 29,849
Payables securities lending transactions	**144,454**	117,093

In addition, securities totaling ¥233,052 million and ¥227,472 million were pledged as collateral for settlement of exchange and other or as variation margin at March 31, 2005 and 2004, respectively.

Other assets included ¥12 million of deposit for clearing house.

9. Deposits

A breakdown of deposits at March 31, 2005 and 2004 was as follows:

	(Millions of yen)	
	2005	2004
Current deposits	**¥ 294,211**	¥ 284,876
Ordinary deposits	**3,265,661**	2,953,289
Deposits at notice	**28,640**	30,376
Time deposits	**2,451,787**	2,477,910
Negotiable certificates of deposit	**122,577**	214,775
Other deposits	**414,446**	316,639
Total	**¥ 6,577,325**	¥ 6,277,867

10. Borrowed money

See Note 9 to the consolidated financial statements for the description of Borrowed money.

11. Bonds payable and Bonds with stock subscription rights

See Note 10 to the consolidated financial statements for the description of these bonds.

12. Other Liabilities

Other liabilities at March 31, 2005 and 2004 consisted of the followings:

	(Millions of yen)	
	2005	2004
Domestic exchange settlement account, credit	**¥ 678**	¥ 27,956
Corporation tax	**650**	118
Accrued expenses	**8,138**	7,735
Unearned income	**3,986**	4,101
Employees' deposits	**2,340**	2,465
Financial derivatives	**11,117**	20,387
Other	**9,754**	10,471
Total	**¥ 36,666**	¥ 73,237

13. Retirement Benefit Plans

See Note 11 to the consolidated financial statements for the description of employee retirement benefit plans.

14. Acceptance and Guarantees

See Note 12 to the consolidated financial statements for the description of acceptance and guarantees.

15. Common Stock and Capital Surplus

Information with respect to the common stock and capital surplus of the Bank at March 31, 2005 and 2004 is as follows:
The authorized number of shares of common stock was 1.8 billion shares at March 31, 2005 and 2004.

	(Millions of yen)	
	2005	2004
Common stock:		
Balance at beginning of the year	**¥ 58,662**	¥ 58,658
Conversion of convertible bonds	**90**	3
Balance at end of year	**¥ 58,753**	¥ 58,662
(Shares issued and outstanding at end of year)	**(635,166 Thousand shares)**	(634,763 thousand shares)
Capital surplus:		
Balance at beginning of the year	**¥ 36,917**	¥ 36,913
Conversion of convertible bonds	**90**	3
Gain on sales of treasury stock	**1**	—
Balance at end of year	**¥ 37,008**	¥ 36,917

16. Legal Reserve

Under the Banking Law of Japan, an amount equivalent to at least 20% of cash dividends and other cash appropriations of retained earnings shall be appropriated to the legal reserve from the retained earnings until such reserve equals 100% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to capital.

17. Other Operating Income and Other Income

The composition of other operating income for the years ended March 31, 2005 and 2004 was as follows:

	(Millions of yen)	
	2005	2004
Other operating income		
Gains on foreign exchange transactions	**¥ 1,023**	¥ 1,654
Gains on sales of bonds	**1,019**	69
Gains on financial derivatives	**210**	—
Other	**4**	0
Total	**¥ 2,258**	¥ 1,723

The components of other income for the years ended March 31, 2005 and 2004 were as follows:

	(Millions of yen)	
	2005	2004
Other income:		
Gains on sales of stocks and other securities	**¥ 1,707**	¥ 1,755
Gains on money held in trust	**0**	31
Gains on dispositions of premises and equipment	**0**	—
Collection of written-off claims	**2**	9
Gains from transfer of the substitutional portion of future pension obligations	—	2,524
Others	**2,323**	2,429
Total	**¥ 4,033**	¥ 6,750

18 Other Operating Expenses and Other Expenses

The composition of other operating expenses for the years ended March 31, 2005 and 2004 was as follows:

	(Millions of yen)	
	2005	2004
Other operating expenses:		
Losses on sales of bonds	**¥ 821**	¥ 214
Losses on redemption of bonds	**—**	46
Derivative costs	**—**	57
Total	**¥ 821**	¥ 318

The components of other expenses for the years ended March 31, 2005 and 2004 were as follows:

	(Millions of yen)	
	2005	2004
Other expenses:		
Transfer to reserve for possible loan losses	**¥ 3,554**	¥ 5,085
Losses on sales of stocks and other securities	**30**	925
Losses on devaluation of stocks and securities	**691**	480
Losses on money held in trust	—	14
Losses on sales of loans	**2,785**	6,340
Losses on sales and disposal of premises and equipment	**1,895**	1,011
Additional early retirement payment	—	1,090
Impairment losses	**3,315**	—
Others	**1,768**	1,473
Total	**¥ 14,040**	¥ 16,421

19. Income Taxes

Income taxes applicable to the Bank comprise corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in statutory tax rate of 40.6% for 2005 and 2004.

The significant components of the Bank's deferred tax assets and liabilities as of March 31, 2005 and 2004 were as follows:

	(Millions of yen)	
	2005	2004
Deferred tax assets:		
Reserve for possible loan losses	**¥ 29,751**	¥ 32,147
Reserve for employee retirement benefits	**12,444**	12,840
Loss carry forward for tax purposes	**7,405**	27,283
Devaluation of securities	**2,480**	2,382
Depreciation expenses	**1,676**	1,609
Other	**3,651**	2,608
Subtotal	**57,409**	78,871
Valuation allowance	**(4,839)**	(4,362)
Total	**52,570**	74,509
Deferred tax liabilities:		
Unrealized gain on securities	**(33,033)**	(31,148)
Retirement benefit trust	**(8,945)**	(9,223)
Reserve for special depreciation	**(537)**	(537)
Other	**(20)**	(32)
Total	**(42,536)**	(40,940)
Net deferred tax assets	**¥ 10,033**	¥ 33,568

See Note 14 to the consolidated financial statements for the description of Exteranl Based - Corporate Enterprise Taxes.

20. Net Income per Share

Net income per share for the years ended March 31, 2005 and 2004 was as follows:

	(Yen)	
	2005	2004
Net income:		
Basic	**¥ 42.61**	¥ 30.93
Diluted	**36.96**	27.31

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the diluted potential of common stock to be issued upon the conversion of convertible bonds.

21. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased assets as of March 31, 2005 and 2004 which would have been reflected in the non-consolidated balance sheets if finance lease accounting had been applied to the finance lease transactions currently accounted for as operating leases:

	(Millions of yen)	
	2005	2004
Equipment:		
Acquisition costs	**¥ 14,944**	¥ 12,077
Accumulated depreciation	**5,935**	5,178
Net book value	**¥ 9,009**	¥ 6,898

Lease payments relating to finance lease transactions accounted for as operating leases amounted to ¥2,453 million and ¥2,161 million for the year ended March 31, 2005 and 2004, respectively. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest expense portion included in the lease payments amounted to ¥2,278 million and ¥165 million, respectively, for the year ended March 31, 2005, and ¥1,969 million and ¥119 million, respectively, for the year ended March 31, 2004.

Future minimum lease payments subsequent to March 31, 2005 for finance lease transactions accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)
2006	¥ 2,476
2007 and thereafter	6,775
Total	¥ 9,251

22. Subsequent Event

The following appropriation of retained earnings, which have not been reflected in the non-consolidated financial statements for the year ended March 31, 2005, were approved at stockholders' meeting held on June 29, 2005:

	(Millions of yen)
Cash dividends (¥4.50 per share)	¥2,855
Bonuses to directors and corporate auditors	40
Voluntary reserve	26,000
	¥28,895

At the Board of Directors meeting held on May 11, 2005, the Bank resolved to acquire the treasury stock under the Article 211-3-1-2 of the Commercial Law , and acquired the treasury stock on May 12, 2005

- Kinds of stock — Common stocks
- Number of shares stock — 14,885,000 shares
- Total acquisition cost of stock — ¥9,585,940,000

Report of Independent Auditors

The Board of Directors
The Bank of Fukuoka, Ltd.

We have audited the accompanying non-consolidated balance sheets of The Bank of Fukuoka, Ltd. as of March 31, 2004 and 2005, and the related non-consolidated statements of income and retained earnings for the years then ended, all expressed in yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of The Bank of Fukuoka, Ltd. at March 31, 2004 and 2005, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the non-consolidated financial statements.

Additional information
As described in Note 2 to the non-consolidated financial statements, the Bank adopted accounting standards for impairment of fixed assets in the year ended March 31, 2005.

Shin Nihon & Co.

June 29, 2005

COMPANY DATA

BOARD OF DIRECTORS AND AUDITORS

President
Masaaki Tani

Deputy Presidents
Kazunori Shibuta
Kazuo Oniki

Senior Managing Directors
Masazumi Tsuru
Osamu Suematsu

Managing Directors
Kazutoshi Nakamura
Yukuo Osada
Jun Tanaka
Osamu Obata
Takashige Shibato

Directors
Masao Ito
Hajime Suzuki
Takashi Eguchi
Masato Akashi
Yu Misumi
Takashi Yoshikai
Fumio Sakurai

Standing Auditors
Nobuhisa Eto
Kenji Hayashi

Auditors
Hidemi Ashizuka
Yoichi Sugioka
Tsuguo Nagao

(As of July 2005)

HEAD OFFICE

13-1, Tenjin 2-chome, Chuo-ku,
Fukuoka 810-8727, Japan
Phone: 092-723-2131

BUSINESS PLANNING DIVISION

13-1, Tenjin 2-chome, Chuo-ku,
Fukuoka 810-8727, Japan

International Planning Department
Phone: 092-723-2591 Fax: 092-716-3180

Asian Center
Phone: 092-723-2591 Fax: 092-716-3180

OPERATIONS ADMINISTRATION DIVISION

7-7, Momochihama 1-chome, Sawara-ku,
Fukuoka 814-0001, Japan

Trade & Foreign Business Operations Center
Phone: 092-844-6091 Fax: 092-844-6040
SWIFT Address: FKBKJPJT

TREASURY DIVISION

8-7, Yaesu 2-chome, Chuo-ku,
Tokyo 104-0028, Japan
SWIFT Address: FKBKJPJT

Funds & Securities Group
Phone: 03-3242-6935 Fax: 03-3242-6921

Trading Department
Phone: 03-3242-6931 Fax: 03-3242-6920

Treasury Management Department
Treasury Risk Management Group
Phone: 03-3242-6913 Fax: 03-3242-6918

Treasury Administration Group
Phone: 03-3242-6930 Fax: 03-3242-6918

OVERSEAS OFFICES

Hong Kong Representative Office
3101 Alexandra House, 18, Chater Road,
Central, Hong Kong, S.A.R., P.R.C.
Phone: 2524-2169 Fax: 2845-9250

Shanghai Representative Office
Room 2010, Shanghai International
Trade Center, 2201 Yan-an Road (West),
Shanghai, P.R.C.
Phone: 21-6219-4570 Fax: 21-6219-5614

Dalian Representative Office
Room 622,623 Furama Hotel,
Dalian, 60 Renmin Road,
Dalian, P.R.C.
Phone: 411-8282-3643 Fax: 411-8282-3644

Number of Offices	
Domestic:	
Fukuoka Prefecture	150
Other districts	17
International:	
Hong Kong/Shanghai/Dalian	3
Total	170

(As of July 2005)

THE BANK OF FUKUOKA, LTD.

http://www.fukuokabank.co.jp

File No. 82-1117

The Bank of Fukuoka, Ltd.
Brief English Summery of Securities Report

Securities Report
(based on Securities & Exchabge Law 24-1)

The 94th fiscal year : From April 1,2004 to March 31,2005

To : The Minister of Finance

Presented on June 29,2005

Company Name : The Bank of Fukuoka, Ltd.

The Name & Title of Representative : Masaaki Tani, President

Address of Head Office : 13-1, Tenjin 2-chome, Chuo-ku, Fukuoka, Japan

Telephone Number : (092) 723-2622

Responsible Officer : Takashi Yoshikai, General Planning Division

Location where Securities Report is available to the public :

Tokyo Stock Exchange, Osaka Stock Exchange, Fukuoka Stock Exchange,
The Bank of Fukuoka, Ltd. Tokyo Branch

The Table of Contents :

4. Condition of submitting company
    1. Stock
    2. Treasury stock
    3. Dividend Policy
    4. Stock price movement
    5. Directors
    6. Corporate governance

5. Financial statement
    1. Consolidated financial statements
    2. Non-consolidated financial statements

6. Operational outline of stock administration

Report of independent certified public accountants

The Bank of Fukuoka,Ltd.
Brief English Summery of the Notice of General Meeting

June 9, 2005

Dear Shareholders :

13-1, Tenjin 2-chome,
Chuo-ku, Fukuoka, Japan
The Bank of Fukuoka, Ltd.
Masaaki Tani, President

Re: Notice of The 94th General Meeting of Shareholders

We are pleased to announce that subject meeting will be held as follows. We would highly appreciate your attendance at the meeting.

Time : June 29,2005 (Wednesday) AM10:00

Location : The Bank of Fukuoka,Ltd. Head office
13-1, Tenjin 2-chome, Chuo-ku, Fukuoka, Japan

Objectives : Reporting items
1) Business Activities
2) Balance sheet as of Mar.31,2005
3) Profit & Loss Statement during 94th fiscal year
(From Apr.1,2004 to Mar. 31,2005)
4) Purchase of treasury stock

Discussion / Vote
1) Disposal of net profit earned during the 94th fiscal year
2) Election of 17 Directors
3) Election of 2 Auditors
4) Bonus for appreciation to retired Directors and Auditor

We are pleased to receive your voting sheet at the reception corner of the hall on the meeting day.

In the event that you are unable to attend the General Meeting, please return to us the attached voting sheet, indicating your approval or disapproval of each agendum, and affixing your signature thereto, after reviewing the reference documents.

Financial Digest for the Interim of FY2005

THE BANK OF FUKUOKA, LTD.



This report contains forward-looking statements and other forward-looking information relating to the bank (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the bank's current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the results of operations, the financial condition, the bank's management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the bank's management will strive to achieve through the successful implementation of the bank's business strategies. The bank may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

The Bank of Fukuoka, Ltd.

Financial Digest for the interim FY2005

1. Gain and loss 【Non-consolidated】

(¥ mil.)

	6 months ended Sep 30,2005	Comparison	6 months ended Sep 30,2004
Ordinary income	81,762	2,560	79,202
Gross business profit	63,342	437	62,905
Net interest income	51,607	(505)	52,112
Domestic	47,920	833	47,087
International	3,686	(1,338)	5,024
Net fees and commissions	10,458	506	9,952
Net trading income	624	93	531
Net other operateing income	652	343	309
Gains(Losses) on sales(redemption) of bonds	(2)	(1)	(1)
Gains on foreign exchange transactions	522	189	333
① Transfer to general reserve for possible loan losses	34,728	317	34,411
Overhead expenses	(4,947)	(5,759)	812
Business profit	33,561	5,880	27,681
Core business profit	28,536	75	28,461
Other operating profit(loss)	(6,068)	(1,753)	(4,315)
② Credit cost for specific problem loans	6,010	976	5,034
③ Transfer to reserve for specific overseas countries	(4)	(11)	7
(Credit cost ①+②+③)	1,058	(4,795)	5,853
Gains (losses) on stocks	747	(106)	853
Others	(810)	(683)	(127)
Ordinary profit	27,493	4,127	23,366
Extraordinary profit (losses)	1,964	5,998	(4,034)
Profit brought about by a change in retirement	2,532	2,532	—
Fixed assets- impairment accounting	77	(2,319)	2,396
Income (loss) before income taxes	29,457	10,126	19,331
Net income	17,728	6,371	11,357

<Notes> 1. Amounts less than one million yen are omitted.
2. "( )"denotes minus.
3. "Core business profit" 【28,536】
= "Business profit" 【33,561】 − "Transfer to general reserve for possible loan losses" 【4,947】 − "Gain s on bonds" 【77】

(1) Summary

【Ordinary income】 ¥81.8 billion
- Boosted by increases in interest income and fees and commissions, ordinary income increased ¥2.6 billion on the year. **[An increase for the second straight year]**

【Core business profit】 ¥28.5 billion
- With lower net international interest income covered by increases in net domestic interest income and net fees and commissions, core business profit leveled off from the previous year. **[A record high for the fourth straight year albeit slightly]**

【Ordinary profit】 ¥27.5 billion
- A fall in credit cost is a main factor behind a ¥4.1billion year-on-year increase. **[A record high for the second straight year]**

【Net income】 ¥17.7 billion
- A ¥6.3 billion year-on-year increase is achieved due to higher ordinary profit and the profit from a change in retirement payment system (extraordinary profits). **[A record high for the second straight year]**



Ordinary income
(¥ bil)
78.9
79.2
81.8
80.0
70.0
60.0
50.0
An increase for the second straight year
Interim of
Interim of
Interim of



Core business profit
(¥ bil)
27.0
28.5
28.5
30.0
20.0
10.0
0.0
A record high for the fourth straight year albeit slightly
Interim of
Interim of
Interim of



Ordinary profit
(¥ bil)
30.0
27.5
23.4
15.0
20.0
10.0
0.0
A record high for the second straight year
Interim of
Interim of
Interim of



Net income
(¥ bil)
20
17.7
11.4
9.7
10
0
A record high for the second straight year
Interim of
Interim of
Interim of

(2) Gross business profit

- Although net international interest income fell (¥1.3 billion on the year) due to higher overseas short-term interest rates, it is covered by increases in net domestic interest income (¥0.8 billion on the year) and non-interest income (¥0.9 billion on the year). As a result, gross business profit increased ¥0.4 billion from a year earlier to ¥63.3 billion.
- With the profit from fees and commissions as the main driving force, non-interest profits (¥11.7 billion) showed an steady increase, pushing up its rate to gross business profits (¥63.3 billion) to 18.5%.



Gross business profit
(¥ bil)
62.6
62.9
63.3
Non-interest income
10.1
10.8
11.7
Net international income
4.8
5.0
3.7
Net domestic income
47.6
47.1
47.9
40
0
Interim of FY2003
Interim of FY2004
Interim of FY2005



Non-interest income
(¥ bil)
(%)
30
12
10
8
6
4
2
0
10
0
10.1
10.8
11.7
0.9
0.1
9.1
0.5
10.0
0.7
0.6
10.5
Other
Trading income
Fee& commission
16.1%
17.2%
18.5%
The ratio of non-interest income to gross business profit
Interim of FY2003
Interim of FY2004
Interim of FY2005

(3) Overhead expenses

- General expenses increased mainly due to amortization cost related to system investment. This in turn raised overhead expenses by ¥0.3 billion from the previous year to ¥34.7 billion.
- While gross business profit marked a ¥0.4 billion year-on-year increase, overhead expenses rose ¥0.3 billion. As a result, the ratio of overhead expenses to the total gross business profit (OHR) edged up 0.1% on the year to 54.8%.



Overhead expenses
(¥ bil)
40
30
10
0
35.6
34.4
34.7
Tax
2.1
2.3
2.3
General expenses
15.9
15.9
16.6
Personnel expenses
17.6
16.2
15.8
Interim of
Interim of
Interim of



OHR
(¥ bil)
(%)
60
40
20
0
60
50
45
40
62.6
62.9
63.3
Gross business profit
56.9%
54.7%
54.8%
35.6
34.4
34.7
Overhead expenses
Interim of
Interim of
Interim of

(4) Credit cost

- The credit cost of the interim period of FY 2005 fell ¥4.8 billion from a year earlier to ¥1.1 billion. Improved corporate financial conditions and progress in support to corporate rehabilitation efforts eased adverse effects of bankruptcies, declining collateral values and rating fluctuation. In addition, recollection and lower default rate brought about higher redemption profits. And these are the main factors behind the decrease.



Composition of credit cost
(¥ bil)
13
8
3
▲3
▲8
5.9
2.0
1.6
1.9
6.2
(4.4)
(1.4)
Enlargement application coverage of the DCF method
Bankruptcies
Declining collateral value
Fluctuation of rating
Redemption & bulk sales etc
Decline of default ratio
Others
1.1
0.6
5.3
(4.6)
(0.9)
(0.5)
1.1
Interim of FY2004
Interim of FY2005



Credit cost
(¥ bil)
10
5
0
10.9
5.9
1.1
Interim of FY2003
Interim of FY2004
Interim of FY2005

(5) Other operating profit(loss) & Extraordinary profit(loss)

- With dividends from investment to business recovery funds now listed as security income due to the accounting standard change in 2004, other operating profits /losses (excluding credit cost) decreased ¥0.8 billion from a year earlier, posting a loss of ¥0.1 billion.
- Due to the change in retirement payment system among others, extraordinary profits increased ¥2.0 billion, which is ¥6.0 billion more compared with the previous year when fixed assets impairment accounting was applied in advance.



Other operating profit(loss)
(¥ bil)
※ Excluding Credit cost
2
1
0
▲1
▲2
+0.7
0.8
0.9
(0.8)
(0.2)
Dividends from recovery funds
Gains(losses) on stocks
Cost of Retirement payment etc
Others
0.7
(0.2)
(0.6)
(0.1)
Interim of
Interim of FY2005



Extraordinary profit (loss)
(¥ bil)
4
2
▲1
▲5
Profit brought about by a change in the employee retirement benefit system
2.5
+2.0
(0.5)
(0.1)
Losses on disposal of premises and equipment
Impairment losses
(1.6)
(2.4)
(4.0)
Interim of FY2004
Interim of FY2005

2. Assets and liabilities

(1) Loans 【Non-consolidated】

- Loans' average balance stands at ¥5,116.1 billion, which is a ¥123.2 billion year-on-year increase (+2.5% annually) The total loans excluding ones to the Japanese government rose ¥306.9 billion (+6.6% annually), with personal loans growing at an annual rate of 3.8% and general corporate loans 4.8%.
- Housing loans show a steady growth, with the term-end balance standing at ¥1,166.1 billion (+5.7% annually)
- Loans to small- and medium-sized enterprises (term-end balance) are on the rise at an annual growth rate of 3.1%, while their ratio to the total loans declined 1.3% from March 31, 2005 to 68.9%.

Average balance (¥ bil.)

	6 months ended Sep.30, 2005 (annual rate)		Change from Sep.30, 2004	6 months ended Sep.30, 2004	Change from Sep.30, 2003	Fiscal year ended March 31, 2005
Total Loans	2.5%	5,116.1	123.2	4,992.9	3.6	5,052.9
(Excluding Japanese Gov.)	6.6%	4,979.1	306.9	4,672.2	15.0	4,809.0
Retail segment	3.8%	1,314.9	48.7	1,266.2	59.3	1,279.8
Corporate segment	2.0%	3,801.2	74.5	3,726.7	(55.7)	3,773.1
General Corporate	4.8%	3,167.6	145.0	3,022.6	(24.3)	3,085.9
Public Sector	29.6%	496.6	113.3	383.3	(20.1)	443.3
Japanese Gov.	(57.3%)	137.0	(183.7)	320.7	(11.4)	243.9
Fukuoka prefecture area	3.1%	4,033.7	120.5	3,913.2	(18.2)	4,004.2
Domestic Loans	2.5%	5,111.9	122.5	4,989.4	1.5	5,049.2

Term-end balance (¥ bil.)

	Sep.30, 2005 (annual rate)		Change from Mar.31, 2005	Mar.31, 2005	Change from Sep.30, 2004	Sep.30, 2004
Total Loans	1.0%	5,168.1	133.8	5,034.3	(84.8)	5,119.1
(Excluding Japanese Gov)	3.3%	5,019.8	35.5	4,984.3	124.3	4,860.0
Retail segment	4.3%	1,341.4	29.4	1,312.0	25.4	1,286.6
Corporate segment	(0.2%)	3,826.7	104.4	3,722.3	(110.2)	3,832.5
General Corporate	2.0%	3,164.3	9.7	3,154.6	53.2	3,101.4
Public Sector	8.9%	514.1	(3.6)	517.7	45.7	472.0
Japanese Gov.	(42.8%)	148.3	98.3	50.0	(209.1)	259.1
Fukuoka prefecture area	0.3%	4,057.4	(5.0)	4,062.4	15.2	4,047.2

【Consumer Loans】 (¥ bil.)

	Sep.30, 2005 (annual rate)		Change from Mar.31, 2005	Mar.31, 2005	Change from Sep.30, 2004	Sep.30, 2004
Loans	4.6%	1,308.6	30.3	1,278.3	27.1	1,251.2
Housing loans	5.7%	1,166.1	31.8	1,134.3	31.2	1,103.1
Consumer loans	(3.8%)	142.5	(1.5)	144.0	(4.1)	148.1

【Loans to small-and medium-sized enterprises and Consumer Loans】 (¥ bil.)

	Sep.30, 2005 (annual rate)		Change from Mar.31, 2005	Mar.31, 2005	Change from Sep.30, 2004	Sep.30, 2004
Outstanding balance	3.1%	3,559.5	26.6	3,532.9	81.3	3,451.6
Ratio to total loans	-	68.9%	(1.3%)	70.2%	2.8%	67.4%

<Note> Excluding offshore banking accounts


Loans (Average balance)
(¥ bil)
4,989.3
4,992.9
5,116.1
Government
Public
Retail
General corporate
332.1
320.7
137.0
403.4
383.3
496.6
1,206.9
1,266.2
1,314.9
3,046.9
3,022.6
3,167.6


Retail Loans (term-end balance)
(¥ bil)
1,261.4
1,286.6
1,312.0
1,341.4
Other
189.5
183.5
177.7
175.3
Housing loans
1,071.9
1,103.1
1,134.3
1,166.1


Loans to small-and medium-sized enterprises and consumer loans
(¥ bil)
(%)
3,365.9
3,451.6
3,532.9
3,559.5
66.6%
67.4%
70.2%
68.9%
Ratio to total loans

(2) Deposits 【Non-consolidated】

- Due to an increase in demand deposits, average balance of deposits and CDs stood at ¥6,615.4 billion (a ¥294.6 billion increase on the year, +4.7 % annually), and the term-end balance ¥6,606.6 billion (+4.0% annually).
- The term-end balance of checkable deposit, which is a new service started from January, 2005, stood at ¥574.2 billion (a ¥194.4 billion increase from March 31, 2005).

Average balance

(¥ bil.)

	(annual rate)	6 months ended Sep.30, 2005	Change from Sep.30, 2004	6 months ended Sep.30, 2004	Change from Sep.30, 2003	Fiscal year ended March 31, 2005
Retail doposits	3.3%	4,502.8	144.5	4,358.3	118.8	4,393.8
Demand	8.5%	2,368.1	186.2	2,181.9	146.1	2,224.3
Time	(1.9%)	2,134.7	(41.7)	2,176.4	(27.3)	2,169.5
Corporate deposits	6.0%	1,822.9	103.2	1,719.7	79.1	1,709.3
Demand	6.4%	1,457.3	87.7	1,369.6	73.0	1,362.0
Time	4.4%	365.6	15.5	350.1	6.0	347.3
Total	4.1%	6,325.7	247.7	6,078.0	197.9	6,103.1
Demand	7.7%	3,825.4	274.0	3,551.4	219.1	3,586.3
Time	(1.0%)	2,500.3	(26.3)	2,526.6	(21.2)	2,516.9
Deposits and CDs	4.7%	6,615.4	294.6	6,320.8	172.8	6,345.3

<Note> Corporate deposits include public sector deposits and financial institution deposits.

Term-end balance

(¥ bil.)

	(annual rate)	Sep.30, 2005	Change from Mar.31, 2005	Mar.31, 2005	Change from Sep.30, 2004	Sep.30, 2004
Retail deposits	3.5%	4,507.7	89.8	4,417.9	62.4	4,355.5
Demand	9.3%	2,391.7	120.6	2,271.1	83.8	2,187.3
Time	(2.4%)	2,116.0	(30.8)	2,146.8	(21.4)	2,168.2
Corporate deposits	4.5%	1,813.1	(223.7)	2,036.8	302.3	1,734.5
Demand	4.4%	1,442.4	(238.6)	1,681.0	299.1	1,381.9
Time	5.1%	370.7	14.8	355.9	3.3	352.6
Total	3.8%	6,320.8	(133.9)	6,454.7	364.7	6,090.0
Demand	7.4%	3,834.1	(118.0)	3,952.1	382.9	3,569.2
Time	(1.4%)	2,486.7	(15.9)	2,502.6	(18.2)	2,520.8
Fukuoka prefecture area	3.7%	5,949.6	(69.1)	6,018.7	280.2	5,738.5
Deposits and CDs	4.0%	6,606.6	29.3	6,577.3	225.5	6,351.8
Ordinary deposits for settlement	–	574.2	194.4	379.8	379.8	0.0

<Note> Corporate deposits include public sector deposits and financial institution deposits.


Deposits and CDs
(average balance)
(¥ bil)
7,000.0
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0
6,148.0
6,320.8
6,615.4
267.9
242.8
289.7
2,547.8
2,526.6
2,500.3
3,332.3
3,551.4
3,825.4
CDs
Time
Demand
Interim of
Interim of
Interim of


Deposits and CDs
(Term-end balance)
(¥ bil)
7,000.0
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0
6,277.9
6,351.8
6,577.3
6,606.6
214.8
261.9
122.6
285.8
2,521.1
2,520.8
2,502.6
2,486.7
[379.8]
574.2
3,542.0
3,569.2
3,952.1
3,834.1
CDs
Time
[Checkable Deposit]
Demand

(3) Asset management products 【Non-consolidated】

- Sales of asset management products, including investment trust of stocks, annuity insurance products and government bonds are steady growing.
- As of September 30, 2005, outstanding balance of assets under management for retail customers increased ¥102.7 billion from March 31, 2005 to ¥555.9 billion. And its ratio to personal deposits marked a 2.0 % increase to 12.3%.


Sales of asset management products
(¥ bil)
150.0
100.0
50.0
0.0
76.7
138.4
155.8
3.9
7.4
25.6
39.8
54.1
13.3
25.5
45.5
50.3
13.6
20.8
71.1
Government bond
Foreign currency deposit
Annuity insurance product
Investment trust of stock
Interim of FY2003
Interim of FY2004
Interim of FY2005


Outstanding balance of asset under Management for retail customer
(¥ bil)
(%)
AMP as to personal deposit (%)
500.0
400.0
200.0
0.0
14.0
10.0
4.0
0.0
273.1
354.7
453.2
555.9
6.4%
8.1%
10.3%
12.3%
64.8
32.8
63.5
112.0
102.5
38.0
89.0
125.1
156.4
44.8
109.8
142.2
207.0
36.1
138.1
174.7
Government bond
Foreign currency deposit
Annuity insurance product
Investment trust of stock
Mar.31,2004
Sep.30,2004
Mar.31,2005
Sep.30,2005

(4) Marketable securities 【Consolidated】

- More extensive investment in Japanese government, municipal, corporate and foreign bonds boosted unrealized gains on securities (at market values). The gains as of September 30, 2005 stood at ¥1,803.7 billion, an increase of ¥227.7 billion from March 31, 2005.
- Unrealized gains on securities (valuation differences) increased ¥10.8 billion from March 31, 2005 to ¥92.3 billion, with higher stock prices as a main booster.

(¥ bil.)

	Sep.30, 2005				Mar.31, 2005			Sep.30, 2004		
	Book Value	Unrealized gain(loss)	Change from Mar.31, 2005	Change from Sep.30, 2004	Unrealized gain(loss)	Gain	Loss	Unrealized gain(loss)	Gain	Loss
Total	1,803.7	92.3	10.8	20.4	81.4	82.9	1.5	71.9	73.7	1.8
Stocks	119.2	76.4	19.0	30.6	57.4	57.6	0.2	45.8	46.7	0.9
Domestic bonds	1,143.8	1.4	(8.5)	(6.1)	9.9	9.9	0.0	7.5	8.0	0.5
National government bonds	579.8	0.0	(5.0)	(4.2)	5.0	5.0	0.0	4.2	4.6	0.5
Local government bonds	62.2	(0.0)	(0.4)	(0.2)	0.3	0.3	0.0	0.2	0.2	0.0
Corporate bonds	501.9	1.4	(3.2)	(1.8)	4.6	4.6	0.0	3.2	3.2	0.0
Foreign bonds and others	500.7	10.9	(0.9)	(7.3)	11.7	12.9	1.2	18.2	18.6	0.4
Others	40.0	3.6	1.2	3.3	2.4	2.5	0.1	0.3	0.4	0.0


Marketable bond and securities
(¥ bil)
2,000
1,500
1,000
1,371.0
1,314.6
1,426.9
1,576.0
1,803.7
Foreign Bonds etc
Corporate bonds
JGB,Municipal bond
Stock
377.6
310.2
601.5
81.7
384.5
298.6
537.4
94.0
439.9
394.0
502.9
90.2
456.5
458.3
559.7
101.4
540.7
501.9
641.9
119.2


Unrealized gains of securities
(¥ bil)
90
62.6
76.7
71.9
81.4
92.3
Foreign Bonds etc
Domestic bond
Stock
27.0
0.8
34.8
24.8
2.6
49.3
18.5
7.5
45.8
14.2
9.9
57.4
14.5
1.4
76.4

3. Non-performing loans 【Non-consolidated】

- Non-performing loans under the Financial Reconstruction Law (non-consolidated) on September 30, 2005 amounted to ¥158.8 billion (a ¥10.4 billion decrease from March 31, 2005). And the ratio to the total credits (NPL ratio) was 3.03 % (a 0.28% decline).
- If partial direct write-off is adopted, outstanding NPLs stand at ¥143.0 billion (a ¥8.8 billion decrease from March 31, 2005) and the NPL ratio is 2.74% (a 0.24% decline).

(1) Overview of self-assessment (Category of customer)

(¥ bil.)

	6 months ended Sep.30, 2005	Change from Mar.31, 2005	Change from Sep.30, 2004	Fiscal year ended Mar.31, 2005	6 months ended Sep.30, 2004
Bankrupt	11.3	2.7	0.8	8.6	10.5
Quasi-bankrupt	21.9	(6.2)	(8.7)	28.1	30.6
① Sub-total	33.1	(3.6)	(8.0)	36.7	41.1
② Doubtful	62.0	6.7	(10.8)	55.3	72.8
(①+②)	95.1	3.0	(18.8)	92.1	113.9
③ Special mention	533.5	(2.0)	(22.1)	535.5	555.6
④ Substandard	63.7	(13.4)	(8.6)	77.1	72.3
Total (①+②+③)	628.6	1.0	(40.9)	627.6	669.5
NPLs under the FRL ⑤=①+②+④	158.8	(10.4)	(27.3)	169.2	186.1
⑥ Normal customers	4,613.0	125.8	59.6	4,487.2	4,553.4
Total credits ⑦=①+②+③+⑥	5,241.6	126.8	18.7	5,114.8	5,222.9
NPLs under the FRL ratio to the total credits⑤／	3.03%	(0.28%)	(0.53%)	3.31%	3.56%

<Note> Total credits: loans and bills discounted, foreign exchanges, accrued interest, customer's liabilities for acceptances and guarantees, securities on loans and advance payment.

【Supplemental date】 If direct write-off is adopted

(¥ bil.)

	6 months ended Sep.30, 2005	Change from Mar.31, 2005	Change from Sep.30, 2004	Fiscal year ended Mar.31, 2005	6 months ended Sep.30, 2004
NPLs under the FRL	143.0	(8.8)	(24.1)	151.8	167.1
NPLs under the FRL ratio to the total credits	2.74%	(0.24%)	(0.47%)	2.98%	3.21%

(2) Progress of disposal of NPLs under the FRL from balance sheet

(¥ bil.)

	Mar.31, 2005 [A]	Sep.30, 2005 Existing[B]	Newly classified[C]	Total [D]=[B+C]	Disposal of problem assets existing prior to FY2004 from balance sheet [B-A]	Comparison [D-A]
NPLs under the FRL	169.2	137.1	21.7	158.8	(32.1)	(10.4)



Outstanding NPLs under FRL
(Non-consolidated)
(¥ bil)
(%)
300
250
200
100
0
6
5
4
3
2
1
0
5.10%
3.90%
3.56%
3.31%
3.03%
263.7
201.2
186.1
169.2
158.8
※After direct write-off
(Sep.30, 2005)
・NPLs ¥143.0 bil.
・NPLs ratio 2.74%
Substandard
Doubtful
Bankrupt&
Quasi- Bankrupt
84.3
74.4
72.3
77.1
63.7
113.5
84.3
72.8
55.3
62.0
65.9
42.4
41.1
36.7
33.1



Methods of NPLs off-balancing
《Interim of FY2005》
Sold to Fukuoka Servicing Co.,Ltd etc
Upgrading to non-NPLs
(¥ bil)
Newly classified
Redemption
169.2
(5.6)
(8.5)
(18.0)
+21.7
158.8
Mar 31, 2005
Sep 30, 2005

4. Capital adequacy ratio & Deferred tax assets 【consolidated ·non-consolidated】

- In spite of increasing risk adjusted assets such as loans (a ¥109.9 billion increase from March 31, 2005) and treasury stocks acquisition (approx. ¥10 billion), high profits and the issuance of subordinated bonds helped the consolidated capital ratio edge up 0.25% from March 31, 2005 to 9.52%.
- Capital resulted from deferred tax assets (non-consolidated, before the deduction of deferred tax liabilities related to unrealized gains on securities) steadily decreased to ¥31.3 billion (a ¥11.8 billion decline), and its Tier I ratio dropped to 11.4% (5.0% lower).
- Net deferred tax assets (after deferred tax liabilities deduction) turned to the minus level, and its Tier I ratio declined by 2.2%.

(1) Capital adequacy ratio

(Consolidated capital adequacy ratio)

(¥ bil.)

	Sep.30, 2005 《Provisional》	Change from Mar.31, 2005	Change from Sep.30, 2004
① Total capital ratio⑤／⑥	9.52%	0.25%	0.32%
② Tier Ⅰ	277.8	11.8	24.1
Tier Ⅰ ratio	6.41%	0.12%	0.30%
③Tier Ⅱ	137.1	9.3	8.7
④Subtraction items	2.1	0.1	1.9
⑤Total capital ②+③-④	412.9	21.1	31.1
⑥Risk adjusted assets	4,334.5	109.9	185.6

(Supplemental Data)

Capital Ratio(Consolidated, international-standard, %)	10.63%	0.17%	0.28%

(Non-consolidated capital adequacy ratio)

(¥ bil.)

	Sep.30, 2005 《Provisional》	Change from Mar.31, 2005	Change from Sep.30, 2004
Total capital ratio	9.51%	0.26%	0.41%
Tier Ⅰ ratio	6.35%	0.13%	0.34%

(Supplemental Data)

Capital Ratio(Non-Consolidated, international-standard, %)	10.50%	0.17%	0.28%


Risk adjusted assets (consolidated)
(¥ bil)
4,500.0
4,000.0
3,500.0
+76.1
+133.6
+75.7
+109.9
3,939.2
4,015.3
4,148.9
4,224.6
4,334.5
Sep.30, 2003
Mar.31, 2004
Sep.30, 2004
Mar.31, 2005
Sep.30, 2005


Capital adequacy ratio·Tier Ⅰ ratio
【consolidated】
(¥ bil)
(%)
372.3
380.6
381.8
391.8
412.9
Total capital ratio
9.45%
9.47%
9.20%
9.27%
9.52%
Tier Ⅱ
138.8
139.9
128.4
127.8
137.1
5.93%
5.99%
6.11%
6.29%
6.41%
Tier Ⅰ ratio
Tier Ⅰ
233.7
240.9
253.7
266.0
277.8
Sep.30, 2003
Mar.31, 2004
Sep.30, 2004
Mar.31, 2005
Sep.30, 2005

(2) Balance & ratio of deferred tax assets 【Non-consolidated】

(Non-consolidated)

(¥ bil.)

	Sep.30, 2005 《Provisional》	Change from Mar.31, 2005	Change from Sep.30, 2004
⑦Deffered tax assets in total capital	31.3	(11.8)	(23.6)
⑧Tier Ⅰ	275.1	12.3	26.0
The ratio of Tier Ⅰ capital⑦／⑧	11.4%	(5.0%)	(10.7%)

<Note> Deferred tax assets in total capital consists of net deferred tax assets(※) on book and deferred tax liabilities derived from unrealized gains of securities.

(Supplemental date) Balance and ratio of net deffered tax assets

	Sep.30, 2005 《Provisional》	Change from Mar.31, 2005	Change from Sep.30, 2004
⑨Net deffered tax assets in total capital (※)	(6.2)	(16.2)	(32.0)
The ratio of Tier Ⅰ capital⑨／⑧	(2.2%)	(6.0%)	(12.5%)


Tier Ⅰ & Deferred tax assets
【Non-consolidated】
(¥ bil)
(%)
229.7
236.7
249.1
262.8
275.1
Tier Ⅰ
23.1%
DTA as % to Tier Ⅰ ratio
14.2%
10.3%
3.8%
▲2.2%
Deferred tax assets
53.1
33.6
25.8
10.0
(6.2)

5. Gain and loss 【Consolidated】

【Ordinary income】 ¥84.6 billion (a ¥3.2 billion year-on-year increase)
【Operating profit】 ¥28.0 billion (a ¥4.2 billion year-on-year increase)
【Net income】 ¥18.1 billion (a ¥6.6 billion year-on-year increase)

- Corresponding to the non-consolidated result, consolidated ordinary income increased for the second straight year. Furthermore operating profit and net income marked greater growth than expected, breaking their previous records for second consecutive year.

(¥ mil.)

	Non-consolidated (Interim of FY2005)	Consolidated (Interim of FY2005)	Change from non-consolidated	Change from Sep.30,2004	Consolidated (FY2004)
Ordinary income	81,762	84,644	2,882	3,185	165,639
Ordinary profit	27,493	27,956	463	4,187	49,884
Net income	17,728	18,124	396	6,612	26,789

6. Projections for FY2005 earnings

- For the first half of FY 2005, increasing fees & commissions and declining credit cost contributed to achieving the record high operating profit and net income.,
- The followings are the performance projection for FY 2005, which is the last year of the "New Century Plan II".

【Ordinary income】
Based on the results of the interim period, ordinary income is projected to be ¥161.0 billion.

【Core business profit】
It is projected that increases in loans and net fees & commissions will generate core business profit of ¥60.0 billion.

【Ordinary profit】
Considering credit cost, ordinary profit is projected to be approx. ¥50.0 billion.

【Net income】
Considering extraordinary profits/losses and corporate tax, net income is projected to be approx. ¥30.0 billion.

Non-Consolidated

(¥ mil.)

	FY2005 Projection	FY2004 《Result》	Interim of FY2005
Ordinary income	161,000	160,409	81,762
Ordinary profit	50,000	51,652	27,493
Net income	30,000	27,074	17,728
Business profit	60,000	59,142	33,561
(exclude provision for possible loan losses)	60,000	58,025	28,614
Core business profit (※1)	60,000	57,827	28,536
Credit cost (※2)	8,000	6,339	1,058

Consolidated

(¥ mil.)

	FY2005 Projection	FY2004 《Result》	Interim of FY2005
Ordinary income	165,000	165,639	84,644
Ordinary profit	50,000	49,884	27,956
Net income	30,000	26,789	18,124
Business profit		57,408	34,024

<Note> ※1."Core Business profit"="Business profit"△"Transfer to general reserve for possible loan losses"△"Gains on bonds"
※2."Credit Cost"="Transfer to general reserve for possible loan losses"+"Credit cost for specific problem loans"+"Transfer to loan loss reserve for specific overseas countries".
In projections ,the Bank included all of general reserve and specific reserve as credit cost in other operating profit(loss).


□ Core business profit □ Net income
(¥Bil.)
70
60
50
40
30
20
10
51.5
54.9
57.8
60.0
(Projection)
7.5
19.7
27.1
30.0
(Projection)

Main targets of "New Century Plan II" (FY2003 – FY2005)

	(Revised Targets)
➢ Core business profit	¥60.0 bil
➢ Net income	¥30.0bil.
➢ ROE	8%
➢ NPLs under the FRL ratio	3%

Consolidated Summary Report
for the Interim of FY2005

The Bank of Fukuoka, Ltd.
13-1, Tenjin 2-chome, Chuo-ku, Fukuoka City,
Fukuoka, Japan

1. Consolidated financial date for the Interim of FY2005 (from Apr.1, 2005 to Sep.30, 2005)

(1) Operating Results

(¥ mil.)

	Interim of FY 2005	Interim of FY 2004	[Reference] FY 2004
Ordinary income	84,644	81,459	165,639
Change from previous period	3.9%	0.6%	2.4%
Ordinary profit	27,956	23,769	49,884
Change from previous period	17.6%	57.7%	19.3%
Net income	18,124	11,512	26,789
Change from previous period	57.4%	18.0%	34.7%
Net income per share	¥28.86	¥18.17	¥42.23
Diluted net income per share	¥25.15	¥15.79	¥36.62

<Notes> 1. Amounts less than one million yen are omitted.
2. "( )"denotes minus.

(2) Financial Condition

(¥ mil.)

	Interim of FY 2005	Interim of FY 2004	[Reference] FY 2004
Total assets	7,652,037	7,123,534	7,348,707
Stockholders' equity	385,949	348,909	368,359
Stockholders' equity to total assets	5.0%	4.9%	5.0%
Stockholders' equity per share	¥610.73	¥550.89	¥581.31
Capital adequacy ratio (Domestic standard)	9.52%	9.20%	9.27%

<Notes> Amounts less than one million yen are omitted.

・Number of shares outstanding as of:
September 30, 2005: 631,946,351 shares
September 30, 2004: 633,345,115 shares
March 31, 2005 : 633,594,046 shares

(3) Cash Flows

(¥ mil.)

	Interim of FY 2005	Interim of FY 2004	[Reference] FY 2004
Net cash provided by operating activities	228,419	91,692	346,901
Net cash used in investing activities	(219,861)	(120,114)	(270,443)
Net cash provided by / used in financing activities	5,519	(17,637)	(19,306)
Cash and due from banks at end of term	278,423	161,109	264,302

<Notes> 1. Amounts less than one million yen are omitted.
2. "( )"denotes minus.

(4) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries: 6
Subsidiaries accounted for by the equity method: 0
Affiliates accounted for by the equity method: 1

(5) Change in the Scope of Consolidation and Application of the Equity Method

Consolidation: Newly Consolidated 0 Equity Method: Newly Applied 0

Excluded 0 Excluded 0

Decreased by merger 1

(6) Earnings projection for the fiscal 2005 (Year ending March 31, 2006)

(¥ mil.)

	FY 2005
Ordinary income	165,000
Ordinary profit	50,000
Net income	30,000
Net income per share	¥47.47

2. Consolidated Balance Sheets

(¥ mil.)

	At Sep.30, 2005 (A)	At Sep.30, 2004 (B)	Comparison (A−B)	[reference] At Mar.31, 2005
Assets:				
Cash and due from banks	280,874	162,989	117,885	266,423
Call loans and bills bought	95,340	87,747	7,593	164,987
Monetary receivables bought	66,572	64,184	2,388	64,780
Trading assets	4,474	5,234	(760)	3,176
Securities	1,856,914	1,466,619	390,295	1,624,844
Loans and bills discounted	5,168,453	5,116,591	51,862	5,031,315
Foreign exchange assets	4,110	3,748	362	3,930
Other assets	59,356	68,577	(9,221)	57,935
Premises and equipment	134,736	137,073	(2,337)	135,651
Deferred tax assets	3,234	27,943	(24,709)	13,215
Customers' liabilities for acceptances and guarantees	66,630	81,539	(14,909)	73,594
Reserve for possible loan losses	(88,660)	(98,713)	10,053	(91,148)
Total assets	**7,652,037**	**7,123,534**	**528,503**	**7,348,707**
Liabilities:				
Deposits	6,316,908	6,086,761	230,147	6,450,272
Negotiable certificates of deposit	274,719	250,863	23,856	111,577
Call money and bills sold	223,904	1,665	222,239	4,832
Payables under securities lending transactions	160,456	125,791	34,665	144,454
Trading liabilities	1,139	492	647	1,262
Borrowed money	55,790	58,028	(2,238)	58,009
Foreign exchange liabilities	185	207	(22)	265
Bonds payable	20,000	22,210	(2,210)	–
Bonds with stock subscription rights	41,106	47,404	(6,298)	47,229
Other liabilities	62,074	60,208	1,866	50,919
Reserve for employee retirement benefits	385	840	(455)	813
Deferred tax liabilities	6,166	–	6,166	–
Deferred tax liabilities on land revaluation account	35,556	36,319	(763)	35,781
Excess of net assets acquired over cost	103	65	38	75
Acceptances and guarantees	66,630	81,539	(14,909)	73,594
Total liabilities	**7,265,128**	**6,772,399**	**492,729**	**6,979,088**
Minority interests	**959**	**2,226**	**(1,267)**	**1,259**
Stockholders' equity :				
Common stock	61,821	58,665	3,156	58,753
Capital surplus	40,063	36,920	3,143	37,008
Retained earnings	187,832	158,179	29,653	172,662
Land revaluation account	52,045	53,162	(1,117)	52,374
Unrealized gains of securities	54,806	42,699	12,107	48,374
Less treasury stock	(10,619)	(717)	(9,902)	(812)
Total stockholders' equity	**385,949**	**348,909**	**37,040**	**368,359**
Total liabilities, minority interests And stockholders' equity	**7,652,037**	**7,123,534**	**528,503**	**7,348,707**

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

3. Consolidated Statements of Income

(¥ mil.)

	At Sep.30, 2005 (A)	At Sep.30, 2004 (B)	Comparison (A−B)	[reference] At Mar.31, 2005
Ordinary Income:	**84,644**	**81,459**	**3,185**	**165,639**
Income from funds under management	62,869	61,981	888	124,746
Interest on loans and bills discounted	46,020	46,769	(749)	93,961
Interest and dividends on securities	16,085	13,897	2,188	28,003
Trust Fees	—	—	—	2
Fees and commissions	15,094	14,043	1,051	28,172
Trading income	624	531	93	1,351
Other operating income	3,641	2,830	811	7,223
Other ordinary income	2,414	2,073	341	4,143
Ordinary expenses:	**56,688**	**57,690**	**(1,002)**	**115,754**
Cost of fund-raising	10,934	9,628	1,306	19,601
Interest on deposits	1,516	1,163	353	2,488
Fees and commissions	4,025	3,556	469	7,884
Other operating expenses	472	366	106	880
General and administrative expenses	37,632	36,523	1,109	73,032
Other ordinary expenses	3,622	7,615	(3,993)	14,356
Ordinary profit	**27,956**	**23,769**	**4,187**	**49,884**
Extraordinary income	2,532	43	2,489	46
Extraordinary loss	592	4,034	(3,442)	5,214
Income before income taxes	**29,895**	**19,777**	**10,118**	**44,716**
Provision for income taxes:				
Current	645	354	291	704
Deferred	11,317	7,762	3,555	18,063
Minority interest	(191)	147	(338)	(841)
Net income	**18,124**	**11,512**	**6,612**	**26,789**

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

4. Consolidated Statements of Retaind Earnings

(¥ mil.)

	At Sep.30, 2005 (A)	At Sep.30, 2004 (B)	Comparison (A−B)	[reference] At Mar.31, 2005
Capital surplus:				
Balance of capital surplus of beginning of fiscal year	37,008	36,917	91	36,917
Increase	3,054	3	3,051	91
Exercise of stock subscription rights	3,054	2	3,051	90
Interest on disposition of treasury stock	0	0	0	1
Decrease	—	—	—	—
Balance of capital surplus at end of fiscal year	40,063	36,920	3,143	37,008
Retained earnings:				
Balance of retained earnings at beginning of fiscal year	172,662	145,549	27,113	145,549
Increase	18,453	14,251	4,202	30,315
Net income	18,124	11,512	6,612	26,789
Transfer from land revaluation account	328	2,738	(2,410)	3,526
Decrease	3,283	1,621	1,662	3,202
Cash dividends paid	2,847	1,581	1,266	3,162
Bonuses to directors and corporate auditors	40	40	—	40
Merger of consolidated subsidiaries	396	—	396	—
Balance of retained earnings at end of fiscal year	187,832	158,179	29,653	172,662

<Notes> 1. Amounts less than one million yen are omitted.
2. "( )"denotes minus.

5. Segment Information

(1) Business Segment Information

The Bank's operation includes guarantee in addition to banking business. As such operations are immaterial, separate segment information are not disclosed.

(2) Geographic Segment Information

The disclosure of geographical segment information has been omitted as operating income constituted less than 10% of the consolidated totals.

Non-Consolidated Summary Report
for the Interim of FY2005

The Bank of Fukuoka, Ltd.

13-1, Tenjin 2-chome, Chuo-ku, Fukuoka City,

Fukuoka, Japan

1. Non-consoliodated financial date for the Interim of FY2005 (from Apr.1, 2005 to Sep.30, 2005)

(1) Operating Results

(¥ mil.)

	Interim of FY 2005	Interim of FY 2004	[Reference] FY 2004
Ordinary income	81,762	79,202	160,409
Change from previous period	3.2%	0.4%	2.1%
Ordinary profit	27,493	23,366	51,652
Change from previous period	17.7%	55.9%	25.5%
Net income	17,728	11,357	27,074
Change from previous period	56.1%	17.3%	37.7%
Net income per share	¥28.19	¥17.90	¥42.61
Diluted net income per share	¥24.57	¥15.56	¥36.96

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

(2) Dividend Payment

	Interim of FY 2005	Interim of FY 2004	[Reference] FY 2004
Interim dividends declared per share	¥3.50	¥2.50	—
Annual dividends declared per share	—	—	¥7.00

(3) Financial Position

(¥ mil.)

	Interim of FY 2005	Interim of FY 2004	[Reference] FY 2004
Total assets	7,650,782	7,119,008	7,346,213
Stockholders' equity	384,104	346,586	366,452
Stockholders' equity to total assets	5.0%	4.9%	5.0%
Stockholders' equity per share	¥607.33	¥546.44	¥577.47
Capital adequacy ratio (Domestic standard)	9.51%	9.10%	9.25%

<Notes> Amounts less than one million yen are omitted.

・Total number of shares outstanding as of term end:
- September 30, 2005: 632,444,780 shares
- September 30, 2004: 634,260,244 shares
- March 31, 2005 : 634,509,175 shares

・Treasury shares outstanding as of term end:
- September 30, 2005: 16,358,978 shares
- September 30, 2004: 516,797 shares
- March 31, 2005 : 657,618 shares

(4) Earnings Projection for Fiscal 2005 (Year ending March 31, 2006)

(¥ mil.)

		FY 2005
Ordinary income		161,000
Ordinary profit		50,000
Net income		30,000
Annual dividends per share		¥7.00
	Term end	¥3.50
Net income per share		¥47.43

2. Non-Consolidated Balance Sheets

(¥ mil.)

	At Sep.30, 2005 (A)	At Sep.30, 2004 (B)	Comparison (A−B)	[reference] At Mar.31, 2005
Assets:				
Cash and due from banks	280,872	162,987	117,885	266,422
Call loans and bills bought	95,340	87,747	7,593	164,987
Monetary receivables bought	66,572	64,184	2,388	64,780
Trading assets	4,474	5,234	(760)	3,176
Securities	1,856,362	1,466,939	389,423	1,625,004
Loans and bills discounted	5,168,083	5,119,060	49,023	5,034,272
Foreign exchange assets	4,110	3,748	362	3,930
Other assets	53,669	58,894	(5,225)	47,771
Premises and equipment	134,319	136,611	(2,292)	135,216
Deferred tax assets	—	25,774	(25,774)	10,033
Customers' liabilities for acceptances and guarantees	66,630	81,539	(14,909)	73,594
Reserve for possible loan losses	(79,654)	(93,713)	14,059	(82,977)
Total assets	**7,650,782**	**7,119,008**	**531,774**	**7,346,213**
Liabilities:				
Deposits	6,320,822	6,089,974	230,848	6,454,747
Negotiable certificates of deposit	285,819	261,863	23,956	122,577
Call money	29,304	1,665	27,639	4,832
Payables under securities lending transactions	160,456	125,791	34,665	144,454
Bills sold	194,600	—	194,600	—
Trading liabilities	1,139	492	647	1,262
Borrowed money	55,590	57,978	(2,388)	57,909
Foreign exchange liabilities	185	207	(22)	265
Bonds payable	20,000	22,210	(2,210)	—
Bonds with stock subscription rights	41,106	47,404	(6,298)	47,229
Other liabilities	49,299	46,481	2,818	36,666
Reserve for employee retirement benefits	—	494	(494)	440
Deferred tax liabilities	6,165	—	6,165	—
Deferred tax liabilities on land revaluation account	35,556	36,319	(763)	35,781
Acceptances and guarantees	66,630	81,539	(14,909)	73,594
Total liabilities	**7,266,677**	**6,772,422**	**494,255**	**6,979,761**
Stockholders' equity :				
Common stock	61,821	58,665	3,156	58,753
Capital surplus	40,063	36,920	3,143	37,008
Capital surplus reserve	40,062	36,920	3,142	37,007
Other capital surplus	1	0	1	1
Retained earnings	185,766	155,384	30,382	170,303
Earned surplus reserve	46,520	46,520	—	46,520
Voluntary reserves	117,399	91,438	25,961	91,438
Unappropriated profits at the end of the term	21,847	17,425	4,422	32,344
Land revaluation account	52,045	53,162	(1,117)	52,374
Unrealized gains of securities	54,766	42,703	12,063	48,351
Less treasury stock	(10,358)	(249)	(10,109)	(339)
Total stockholders' equity	**384,104**	**346,586**	**37,518**	**366,452**
Total liabilities, minority interests And stockholders' equity	**7,650,782**	**7,119,008**	**531,774**	**7,346,213**

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

3. Non-Consolidated Statements of Income

(¥ mil.)

	At Sep.30, 2005 (A)	At Sep.30, 2004 (B)	Comparison (A−B)	[reference] At Mar.31, 2005
Ordinary Income:	**81,762**	**79,202**	**2,560**	**160,409**
Income from funds under management	62,540	61,739	801	124,284
Interest on loans and bills discounted	45,914	46,559	(645)	93,543
Interest and dividends on securities	15,861	13,863	1,998	27,957
Trust Fees	—	—	—	2
Fees and commissions	15,245	14,194	1,051	28,481
Trading income	624	531	93	1,351
Other operating income	1,119	640	479	2,258
Other ordinary income	2,232	2,096	136	4,030
Ordinary expenses:	**54,269**	**55,835**	**(1,566)**	**108,756**
Cost of fund-raising	10,933	9,627	1,306	19,598
Interest on deposits	1,516	1,163	353	2,488
Fees and commissions	4,787	4,241	546	9,237
Other operating expenses	467	331	136	821
General and administrative expenses	36,076	35,176	900	70,271
Other ordinary expenses	2,005	6,458	(4,453)	8,825
Ordinary profit	**27,493**	**23,366**	**4,127**	**51,652**
Extraordinary income	2,532	—	2,532	3
Extraordinary loss	568	4,034	(3,466)	5,214
Income before income taxes	**29,457**	**19,331**	**10,126**	**46,441**
Provision for income taxes:				
Current	124	76	48	126
Deferred	11,604	7,897	3,707	19,240
Net income	**17,728**	**11,357**	**6,371**	**27,074**
Unappropriated profits at the beginning of the term	**3,488**	**3,329**	**159**	**3,329**
Unappropriated profit inherited due to merger	**301**	**—**	**301**	**—**
Transfer from land revalution account	**328**	**2,738**	**(2,410)**	**3,526**
Interim dividend	**—**	**—**	**—**	**1,585**
Unappropriated profits at the end of the term	**21,847**	**17,425**	**4,422**	**32,344**

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.